Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

GRAND SLAM HOLDINGS, LLC

GRAND SLAM ACQUISITION CORP.

and

ENCORE MEDICAL CORPORATION

Dated as of June 30, 2006

i

4.7	NO OTHER REPRESENTATION AND WARRANTIES	33

ARTICLE V CONDUCT OF BUSINESS		34

5.1	COVENANTS OF THE COMPANY	34
5.2	CONFIDENTIALITY	37
5.3	FINANCING COMMITMENTS	37

ARTICLE VI ADDITIONAL AGREEMENTS		41

6.1	NO SOLICITATION	41
6.2	PROXY STATEMENT	45
6.3	STOCKHOLDERS MEETING	46
6.4	NASDAQ QUOTATION	47
6.5	ACCESS TO INFORMATION	47
6.6	LEGAL REQUIREMENTS	47
6.7	PUBLIC DISCLOSURE	49
6.8	INDEMNIFICATION	49
6.9	NOTIFICATION OF CERTAIN MATTERS	50
6.10	EXEMPTION FROM LIABILITY UNDER SECTION 16	51
6.11	RESIGNATIONS	51
6.12	TRANSFER TAXES	51
6.13	TAKEOVER STATUTES	51
6.14	EMPLOYEE MATTERS	51
6.15	SEC FILINGS; FINANCIAL STATEMENTS	52
6.16	COMPEX SALE	53

ARTICLE VII CONDITIONS TO MERGER		53

7.1	CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER	53
7.2	ADDITIONAL CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB	53
7.3	ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE COMPANY	55

ARTICLE VIII TERMINATION AND AMENDMENT		56

8.1	TERMINATION	56
8.2	EFFECT OF TERMINATION	57
8.3	FEES AND EXPENSES	58
8.4	AMENDMENT	59
8.5	EXTENSION; WAIVER	59

ARTICLE IX MISCELLANEOUS		60

9.1	SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS	60
9.2	NOTICES	60
9.3	ENTIRE AGREEMENT	61
9.4	NO THIRD PARTY BENEFICIARIES	61
9.5	ASSIGNMENT	61
9.6	SEVERABILITY	61
9.7	INTERPRETATION	62
9.8	GOVERNING LAW	62
9.9	SUBMISSION TO JURISDICTION	62
9.10	WAIVER OF JURY TRIAL	63
9.11	SPECIFIC PERFORMANCE; MAXIMUM LIABILITY; NO LIABILITY OF PARENT OR MERGER SUB	63
9.12	COUNTERPARTS AND SIGNATURE	63

EXHIBIT A	FORM OF CERTIFICATE OF INCORPORATION

TABLE OF DEFINED TERMS

Page

2005 10-K	16
Acquisition Proposal	44
Actions	23
Affiliate	10
Agreement	1
Alternative Acquisition Agreement	42
Antitrust Laws	48
Antitrust Order	48
Bank of America	40
Bankruptcy and Equity Exception	13
Bridge Financing	33
Business Day	2
Certificate	3
Certificate of Merger	1
Change in the Company Recommendation	42
Closing	2
Closing Date	2
Code	6
Commitment Letters	33
Company	1
Company Balance Sheet	15
Company Board	1
Company Charter Documents	9
Company Common Stock	3
Company Disclosure Schedule	7
Company Employees	25
Company Material Contract	21
Company Meeting	12
Company Permits	27
Company Plans	25
Company Preferred Stock	9
Company Recommendation	45
Company SEC Reports	14
Company Stock Option	4
Company Stock Plans	9
Company Stockholder Approval	12
Company Voting Proposal	12
Confidentiality Agreement	37
Contract	13
Controlled Group	25
Costs	49
Debt Commitment Letter	33
Debt Financings	33
DGCL	1
Dissenting Shares	6
Effective Time	1
Environmental Law	24
Equity Commitment Letter	33
ERISA	25
Exchange Act	14
Exchange Agent	4
Exchange Fund	4
Executive Officers	10
Executive Options	3
Existing Credit Agreement	40
FDA	28
Filed Company SEC Reports	16
Final Proxy Filing Date	45
First Albany	30
Foreign Benefit Plans	26
Governmental Entity	13
High Yield Debt Financing	33
HSR Act	14
Indebtedness	11
Indemnified Parties	49
Infringing	20
Insurance Cap	50
Intellectual Property	20
IRS	17
Issuer	39
knowledge of the Company	10
Leased Real Property	19
Leases	19
Liens	13
Marketing Period	2
Material Payor	27
Merger Consideration	3
Merger Sub	1
Merger Sub Disclosure Schedule	31
Note Tender Offer	39
Notes	39
Notice Period	43
Offer Documents	39
Option Consideration	4
Order	13
Outside Plan	56
Owned Real Property	19
Parent	1, 24

Parent Material Adverse Effect	31
Parent Plan	52
Parent Termination Fee	59
PBGC	26
Pre–Closing Period	34
Refinancing	40
Representatives	41
Sarbanes Act	15
SEC	14
Securities Act	10
Senior Lenders	33
Solvency	33
Solvent	33
Special Committee	1
Subsidiary	11
Subsidiary Charter Documents	12
Subsidiary Guarantors	39
Superior Proposal	45
Surviving Corporation	2
Tax Returns	17
Taxes	17
Termination Fee	58
Transfer Taxes	51
Unvested Company Options	4
Voting Debt	14

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 30, 2006, by and among Grand Slam Holdings, LLC, a Delaware limited liability company (“Parent”), Grand Slam Acquisition Corp., a Delaware corporation (“Merger Sub”), and Encore Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company (the “Company Board”), based on a recommendation to the Company Board by the Special Committee of the Board of Directors (the “Special Committee”) has (i) determined that the Merger (as defined herein) on the terms and subject to the conditions set forth in this Agreement is advisable and is in the best interest of the Company’s stockholders, and (ii) approved this Agreement and recommended approval and adoption of this Agreement by the stockholders of the Company;

WHEREAS, the members of Parent have (i) determined that the Merger on the terms and subject to the conditions set forth in this Agreement is advisable and in the best interest of its members, and (ii) approved this Agreement;

WHEREAS, the Board of Directors of Merger Sub has (i) determined that the Merger on the terms and subject to the conditions set forth in this Agreement is advisable and in the best interest of its sole stockholder, and (ii) approved this Agreement; and

WHEREAS, the acquisition of the Company by Parent shall be effected through a merger (the “Merger”) of Merger Sub with and into the Company in accordance with the terms of this Agreement and the Delaware General Corporation Law (the “DGCL”), as a result of which the Company shall become wholly owned by Parent.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company agree as follows:

ARTICLE I
THE MERGER

1.1           Effective Time of the Merger. Subject to the provisions of this Agreement, at or prior to the Closing, Merger Sub and the Company shall jointly prepare and cause to be filed with the Secretary of State of Delaware a certificate of merger to effect the Merger upon the terms hereof (the “Certificate of Merger”) in such form as is required by, and executed by the Company in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of Delaware or at such later time as is established by Merger Sub and the Company and set forth in the Certificate of Merger (the “Effective Time”).

1.2           Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York time, on a date to be specified by Merger Sub and the Company (the “Closing Date”), which shall be the later of (i) the third Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), and (ii) the earlier of (x) a date during the Marketing Period (as defined herein) to be specified by Parent on no less than three Business Days’ notice to the Company (which notice may be conditioned on closing of the applicable purchase agreement in connection with the High Yield Debt Financing (as defined herein) contemplated in Section 4.5(a)(iii) hereof) and (y) the final day of the Marketing Period, unless, in any case the parties hereto agree on another date in writing, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, unless another date, place or time is agreed to in writing by Merger Sub and the Company. For purposes of this Agreement, a “Business Day” shall be any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York, New York are permitted or required by law, executive order or governmental decree to remain closed. For purposes of this Agreement, the term “Marketing Period” means the period beginning on the date hereof and ending on November 30, 2006; provided, however, that such date will be advanced on a Business Day-for-Business Day basis by the number of days the filing of the preliminary proxy statement precedes the Final Proxy Filing Date.

1.3           Effects of the Merger. At the Effective Time, Merger Sub shall be merged with and into the Company, at which time the separate corporate existence of Merger Sub shall cease and the Company shall continue its existence as the surviving corporation. In its capacity as the corporation surviving the Merger, the Company is sometimes referred to herein as the “Surviving Corporation”  From and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL.

1.4           Certificate of Incorporation. The Certificate of Merger shall provide that, at the Effective Time, the certificate of incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended in its entirety as of the Effective Time to read as set forth in an exhibit to the Certificate of Merger, which exhibit shall read as set forth on Exhibit A hereto until thereafter amended in accordance with the provisions thereof and as provided by applicable law.

1.5           By-laws. At the Effective Time, the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the by-laws of the Surviving Corporation until thereafter amended as provided by applicable law, the certificate of incorporation of the Surviving Corporation and such by-laws.

1.6           Directors and Officers of the Surviving Corporation.

(a)           The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

(b)           The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE II
CONVERSION OF SECURITIES

2.1           Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of the Company or capital stock of Merger Sub:

(a)           Capital Stock of Merger Sub. Each share of the common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

(b)           Cancellation of Treasury Stock and Merger Sub-Owned Stock. All shares of common stock, $0.001 par value per share, of the Company (“Company Common Stock”) that are owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and shall cease to exist and no payment shall be made or consideration delivered in respect thereof.

(c)           Merger Consideration for Company Common Stock. Subject to Section 2.2, each share of Company Common Stock (other than (i) shares to be cancelled in accordance with Section 2.1(b), (ii) shares of Company Common Stock owned by any wholly-owned Subsidiary of the Company, which shall remain outstanding, and (iii) Dissenting Shares (as defined in Section 2.4(a) below)) issued and outstanding immediately prior to the Effective Time shall be automatically converted as of the Effective Time into the right to receive $6.55 in cash per share, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate which as of immediately prior to the Effective Time represented outstanding shares of Company Common Stock (each a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to this Section 2.1(c) upon the surrender of such Certificate in accordance with Section 2.2.

(d)           Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time.

(e)           Treatment of Stock Options. Subject to Section 2.3, at the Effective Time, except for those options listed in Schedule 2.1(e) which are owned by the executive officers of the Company which have not been exercised at or prior to the Effective Time (the “Executive Options”), each option to purchase shares of Company Common Stock (each, a “Company Stock

Option”) outstanding immediately prior to the Effective Time, and not exercised, which is vested or which by its terms will become vested at the Effective Time, shall be canceled and extinguished and converted into and become a right following the Effective Time to receive from the Company an amount of cash, without interest thereon and less any required withholding taxes, equal to the excess, if any, of (i) the Merger Consideration over (ii) the exercise price per share of such Company Stock Option (such amount payable in respect of any share of Company Common Stock into which a Company Stock Option is exercisable, the “Option Consideration”), multiplied by the number of shares of Company Common Stock for which such Company Stock Option is exercisable immediately prior to or at the Effective Time, and all other unvested Company Options (“Unvested Company Options”) will be cancelled without consideration. No cash payment will be due to a holder of such Company Stock Option in respect of such Company Stock Option or its termination if the amount set forth in clause (ii) exceeds the amount set forth in clause (i). Prior to the Effective Time, the Company shall take all actions (including, without limitation, obtaining all necessary consents from the holders of Company Stock Options) necessary to give effect to the transactions contemplated by this Section 2.1(e), and payments to particular holders pursuant to this Section 2.1(e) shall be conditioned upon their execution of such consents. The Option Consideration shall be payable on the first Business Day following the Effective Time. All Executive Options listed in Schedule 2.1(e) and not exercised as of the Effective Time shall remain outstanding after the Effective Time and should be continued as options to purchase a number (or fraction) of shares of common stock of the Surviving Corporation that corresponds to the percentage of the fully diluted equity of the Company represented by the shares underlying such options (and the exercise price thereof shall be adjusted accordingly) or converted into options to purchase a number (or fraction) of shares of common stock of Parent that corresponds to the percentage of the fully diluted equity of the Company represented by the shares underlying such options (and the exercise price thereof shall be adjusted accordingly) in a manner consistent with Section 409A of the Code, as determined in the sole discretion of Parent, and otherwise shall be governed by their existing terms.

2.2           Exchange of Certificates. The procedures for exchanging Certificates for the Merger Consideration pursuant to the Merger are as follows:

(a)           Exchange Agent. At the Effective Time, the Surviving Corporation shall deposit with Wells Fargo Bank, N.A. or another nationally recognized bank or trust company mutually acceptable to Merger Sub and the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time, for payment through the Exchange Agent in accordance with this Section 2.2, cash in an amount sufficient to make payment of the aggregate Merger Consideration pursuant to Section 2.1(c) in exchange for all of the outstanding shares of Company Common Stock (the “Exchange Fund”). The Exchange Agent shall invest such cash as directed by the Surviving Corporation on a daily basis as directed by the Surviving Corporation; provided that such investments shall be in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services Inc. or Standard & Poor’s Corporation, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $500 million (based on the most recent financial statements of the banks which are then publicly available at the SEC or otherwise). Any interest and other income resulting from such investments shall be paid to the Surviving Corporation and any risk of loss in connection with such investments shall be borne by the Surviving Corporation; provided that no such investment or losses thereon shall affect the Merger Consideration payable to former Company stockholders, and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Exchange Agent for the benefit of the former Company stockholders in the amount of any such losses. All expenses related to the Exchange Agent shall be the responsibility of the Surviving Corporation.

(b)           Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate (i) a letter of transmittal, which shall be in customary form and specify that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates to the Exchange Agent and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration payable with respect thereto. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall immediately be cancelled. For the avoidance of doubt, no interest shall be paid or accrued on the Merger Consideration payable upon the surrender of Certificates. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be paid to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Section 2.2.

(c)           No Further Ownership Rights in Company Common Stock; Stock Transfer Books. All Merger Consideration paid upon the surrender for exchange of Certificates evidencing shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining to such shares of Company Common Stock, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d)           Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for one (1) year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holder of Company Common Stock who has not previously complied with this Section 2.2 may look only to the Surviving Corporation (subject to abandoned property, escheat and similar laws) for, and the Surviving Corporation shall remain liable for, payment of its claim for Merger Consideration without interest.

(e)           No Liability. To the extent permitted by applicable law, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Company Common Stock for any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f)            Withholding Rights. Each of Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Stock Options, as the case may be, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign tax law. To the extent that amounts are so withheld by Merger Sub or the Surviving Corporation, such withheld amounts (i) shall be remitted by Merger Sub or the Surviving Corporation to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or Company Stock Options, as the case may be, in respect of which such deduction and withholding was made by Merger Sub or the Surviving Corporation, as the case may be.

(g)           Lost Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Certificate, the Exchange Agent shall deliver in exchange for the lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the Company Common Stock represented by the Certificate pursuant to this Section 2.2.

2.3           Company Stock Options

The holders of the Company Stock Options, other than with respect to the Executive Options which are continued, shall, as a condition to their right to receive the payment contemplated by Section 2.1(e), be required to execute a stock option cancellation agreement in the form presented, acknowledging receipt of the Option Consideration and release of all rights in connection with Company Stock Options.

2.4           Dissenting Shares.

(a)           Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who has properly demanded in writing appraisal for such shares of Company Common Stock in accordance with Section 262 (or any successor provision) of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 2.1, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b)           If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive Merger Consideration in accordance with Section 2.1, without interest thereon, upon surrender of the Certificates representing such shares.

(c)           The Company shall give Parent and Merger Sub:  (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other written demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relate to such demand; and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such written demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent and Merger Sub shall have given their prior written consent to such payment or settlement offer, which consent shall not be unreasonably withheld or delayed.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth herein or in the disclosure schedule delivered by the Company to Parent and Merger Sub and dated as of the date of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows; provided that the inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty will not by itself be deemed an admission by the Company that such item is material or was required to be disclosed herein (the Company Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article III, and the disclosure in any section or paragraph of the Company Disclosure Schedule shall qualify (a) the corresponding section or paragraph in this Article III and (b) the other sections and paragraphs in this Article III to the extent that it is readily apparent from a reading of such disclosure that it also clearly qualifies or applies to such other sections and paragraphs):

3.1           Organization, Standing and Power.

(a)           The Company (x) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (y) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (z) is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except (with respect to clause (z) only) for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, or would not reasonably be expected to have, a Company Material Adverse Effect. For purposes of this

Agreement, the term “Company Material Adverse Effect” means changes, events, circumstances, conditions, occurrences, developments or effects that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent the Company from consummating the transactions contemplated hereby; provided, however, that none of the following, either individually or in the aggregate, shall be deemed to constitute, or be taken into account in determining whether there has been or will be,  a Company Material Adverse Effect:

(i)            a change in the trading prices of any of the Company’s securities, in and of itself;

(ii)           reductions in regulatory reimbursement rates affecting the Company taking effect after the date hereof and the effects, changes, events, circumstances and conditions resulting therefrom;

(iii)          changes in GAAP or applicable Laws after the date hereof;

(iv)          changes, events, circumstances, conditions, occurrences, developments or effects resulting from the announcement of the execution of this Agreement or of the pendency of the Merger;

(v)           changes, events, circumstances, conditions, occurrences, developments or effects resulting from compliance by the Company with the terms of, or the taking of any action specifically required to be taken in, this Agreement (other than the consummation of the Merger itself);

(vi)          changes, events, circumstances, conditions, occurrences, developments or effects or conditions affecting the business in which the Company and its Subsidiaries operate generally;

(vii)         changes in economic, financial or political conditions generally;

(viii)        any act of terrorism or war (whether or not declared);

(ix)           any failure by the Company and its Subsidiaries, in and of itself, to meet projections, budgets or forecasts or published revenue or earnings predictions; and

(x)            any reclassifications, restructuring charges, non-recurring charges, increases in reserves and writeoffs of, to or in the financial statements of the Company and/or Compex described in (and up to the amount set forth in) Section 7.2(d)(ii);

except, in the case of clauses (ii), (vi), (vii) and (viii) above, to the extent such changes, events, circumstances, conditions, occurrences, developments or effects have a materially disproportionate adverse effect on the Company and its Subsidiaries as compared to other persons engaged in the same business.

(b)           The Company has delivered or made available to Merger Sub:  (i) a true and correct copy of the certificate of incorporation and by-laws of the Company, each as amended to date (together, the “Company Charter Documents”), and each such instrument is in full force and effect and no other organizational documents are applicable to or binding upon the Company. The Company is not in violation of any of the provisions of the Company Charter Documents in any material respect.

3.2           Capitalization.

(a)           The authorized capital stock of the Company as of the date of this Agreement consists of 101,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, $0.001 par value per share (“Company Preferred Stock”). As of the date of this Agreement, (i) 71,067,722 shares of Company Common Stock are issued and outstanding, (ii) 512,183 shares of Company Common Stock are held in the treasury of the Company, (iii) no shares of Company Preferred Stock are issued or outstanding, (iv) no shares of Company Common Stock are held by any Company Subsidiaries.

(b)           As of the date of this Agreement, 17,621,257 shares of Company Common Stock are reserved for issuance in connection with Company Stock Options granted under the Company 2006 Incentive Stock Plan, the Company 2000 Non-Employee Directors Options Plan, the Company 1996 Incentive Stock Plan, the Company Amended and Restated 1997 Distributor Advisory Panel Stock Option Plan, the Company 1997 Surgeon Advisory Panel Stock Option Plan and the Empi Stock Option Plan (the “Company Stock Plans”) and the miscellaneous stock option grants listed on Section 3.2(c) of the Company Disclosure Schedule. As of the date of this Agreement, except as disclosed on Schedule 3.2(c) of the Company Disclosure Schedule, the Company had no other shares of Company Common Stock or other equity securities of any class of the Company reserved for future grants or future issuance or required to be reserved for grant or issuance other than as described above.

(c)           Section 3.2(c) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date hereof, of:  (i) all Company Stock Plans, indicating for each Company Stock Plan, as of such date, the number of shares of Company Common Stock previously issued under such Plan, the number of shares of Company Common Stock subject to outstanding options under such Plan, and the number of shares of Company Common Stock reserved for future issuance under such Plan including for outstanding options; and (ii) all outstanding Company Stock Options, indicating with respect to each such Company Stock Option the name of the holder thereof, the Company Stock Plan under which it was granted, the number of shares of Company Common Stock subject to such Company Stock Option, the exercise price and the date of grant thereof.

(d)           Except (i) the currently outstanding Company Stock Options as set forth on Section 3.2(c) of the Company Disclosure Schedule and, (ii) the currently outstanding Company Common Stock as set forth in Section 3.2(a), (A) there are no equity securities of any class of the Company, or any security convertible or exchangeable into or exercisable for such equity securities, issued or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments, similar obligations or Contracts (as defined herein) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests or Voting Debt (as defined below) of the Company or any of its Subsidiaries or any security or rights convertible into or exchangeable or exercisable for any such shares, other equity interests or Voting Debt, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Neither the Company nor any of its Subsidiaries has any outstanding stock appreciation rights, phantom stock, performance based rights, deferred stock awards or similar rights or obligations. Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries, nor, to the knowledge of the Company, any of their Affiliates, is a party to or is bound by any agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Except as set forth on Section 3.2(d) of the Company Disclosure Schedule, there are no registration rights, and there is no rights agreement, “poison pill,” anti-takeover plan or other similar Contract or understanding to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of the Company or any of its Subsidiaries. For purposes of this Agreement, the term “knowledge of the Company” means, with respect to any matter in question, the actual knowledge of Kenneth W. Davidson, Paul B. Chapman, Harry L. Zimmerman, William W. Burke, Jack F. Cahill and Scott A. Klosterman (collectively, the “Executive Officers”), and in each case, the knowledge that such Executive Officers would have obtained of the matter represented after reasonable inquiry of those employees of the Company whom such Executive Officers reasonably believe would have actual knowledge of the matters represented.

(e)           All outstanding shares of Company Common Stock are, and all shares of Company Common Stock subject to issuance as specified in Section 3.2(c) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under the DGCL, the Company Charter Documents or any Contract to which the Company is a party or is otherwise bound.

(f)            There are no obligations, commitments or arrangements, contingent or otherwise, of the Company or any of its Subsidiaries or, to the knowledge of the Company, of any of its Affiliates, to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of the Company, any of its Subsidiaries or any of its Affiliates or, except as set forth in Section 3.2(f) of the Company Disclosures Schedule, to provide funds or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or person (other than investments by the Company or any wholly-owned subsidiary of the Company in any other wholly-owned Subsidiaries).

(g)           Section 3.2(g) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of each Contract pursuant to which any Indebtedness (as defined below) of the Company or its Subsidiaries is outstanding or may be incurred or guaranteed in an amount in excess of $250,000, together with the amount outstanding thereunder as of a date specified which date is within thirty-five (35) days of the date of this Agreement. “Indebtedness” means (i) indebtedness for borrowed money, whether secured or unsecured or for the deferred purchase price of property or services (other than payable in the ordinary course of business consistent with past practice) including (A) any indebtedness evidenced by a contract, note, bond, debenture or similar instrument, (B) accrued interest and any prepayment premiums, penalties, breakage costs or other similar obligations in respect thereof (excluding as a result of the consummation of the transactions contemplated hereby) and (C) any other contingent obligations in respect of the items referred to in the foregoing clauses (A) and (B), (ii) obligations under conditional or installment sale or other title retention Contracts relating to purchased property or letter of credit or similar instruments, (iii) capitalized lease obligations, (iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof) and (v) guarantees of any of the foregoing of another person. No event has occurred which either entitles, or could entitle (with or without notice or lapse of time or both) the holder of any Indebtedness described in Section 3.2(g) of the Company Disclosure Schedule to accelerate, or which does accelerate, the maturity of any such Indebtedness.

3.3           Subsidiaries.

(a)           Section 3.3(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, each Subsidiary of the Company and all other entities in which the Company or any of its Subsidiaries owns, directly or indirectly, any shares of capital stock or equity interests and such list sets forth the name, the jurisdiction of organization, the authorized and outstanding capital stock and the record and beneficial ownership of the shares of capital stock of each Subsidiary and the Company’s and its Subsidiaries’ record and beneficial ownership in any other entity as of the date hereof. For purposes of this Agreement, (i) the term “Subsidiary” means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds stock or other ownership interests representing (A) more than 50% of the voting power of all outstanding stock or ownership interests of such entity, (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity or (C) a general or managing partnership interest in such entity.

(b)           Each Subsidiary of the Company is (i) a corporation, partnership or other entity duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its incorporation or organization, (ii) has all requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted, and (iii) is duly qualified to do business and is in good standing as a foreign corporation or entity (to the extent such concepts are applicable) in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except (with respect to clause (iii) only) for such failures to be so organized, validly existing or in good standing, to have such power and authority or to be so qualified or in good standing that, individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and except as set forth in Section 3.3(b) of the Company Disclosure Schedule, all such shares are owned, of record and beneficially, by the Company or another of its Subsidiaries free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company’s voting rights, charges or other encumbrances. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of the Company. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of the Company. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of the Company.

(c)           The Company has made available to Merger Sub complete and accurate copies of all charter, by-laws or other organizational documents of each Significant Subsidiary (as defined in Section 1.02(v) of Regulation S-X promulgated under the Exchange Act) of the Company (the “Subsidiary Charter Documents”), and each such instrument is in full force and effect and no other organizational documents are applicable to or binding upon such Significant Subsidiaries. None of the Subsidiaries is in violation of any of the provisions of its constituent documents except as would not reasonably be expected to have a Company Material Adverse Effect.

(d)           Except as set forth in Section 3.3(d) of the Company Disclosure Schedule, the Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary of the Company and which is not set forth in Section 3.3(a) of the Company Disclosure Schedule.

3.4           Authority; No Conflict; Required Filings and Consents.

(a)           The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the affirmative vote for approval and adoption of this Agreement (the “Company Voting Proposal”) by the holders of a majority in voting power of the outstanding shares of Company Common Stock on the record date for the meeting of the Company’s stockholders (the “Company Meeting”) to consider adoption of this Agreement under the DGCL (the “Company Stockholder Approval”), to perform its obligations and consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, (i) the Special Committee at a meeting duly called and held, unanimously (A) determined that the Merger is fair and in the best interests of the Company and its stockholders, (B) approved this Agreement and declared its advisability in accordance with the provisions of the DGCL, and (C) directed that this Agreement be submitted to the Company Board for their approval and recommendation that the stockholders of the Company vote in favor of the adoption of this Agreement, and (ii) the Company Board, upon the recommendation of the Special Committee, at a meeting duly called and held, (A) determined that the Merger is fair and in the best interests of the Company and its stockholders, (B) approved this Agreement and declared its advisability in accordance with the provisions of the DGCL, and (C) directed that this Agreement be submitted to the stockholders of the Company for their adoption and resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the required receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)           The execution and delivery of this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the Company Charter Documents or the Subsidiary Charter Documents, (ii) except as set forth in Section 3.4(b)(ii) of the Company Disclosure Schedule conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit) under, require a consent or waiver under, require the payment of a penalty or increased liabilities or fees or the loss of a benefit under or result in the imposition of any mortgage, right of first refusal, claim, lease, license, limitation in voting rights, security interest, pledge, lien, restriction, encroachment, charge or encumbrance (“Liens”) on the Company’s or any of its Subsidiaries’ assets under, any of the terms, conditions or provisions of any material lease, license, contract, subcontract, binding understanding, franchise, indenture, note, option, insurance policy, benefit plan or other binding agreement, instrument or obligation, written or oral (each, a “Contract”), to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, except for any such conflicts, violations, breaches, defaults, terminations, cancellations, modifications, accelerations, losses, penalties, increased fees, liabilities, losses of material benefit, Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or (iii) subject to obtaining the Company Stockholder Approval and compliance with the requirements specified in clauses (i) through (vii) of Section 3.4(c), conflict with or violate in any material respect any permit, concession, judgment, injunction, order, writ, decree, statute, law, ordinance, rule, determination, award or regulation of or promulgated by, or settlement subject to any Governmental Entity (“Order”) and applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets.

(c)           No material consent, approval, Action, license, Order, certification, franchise or authorization of, or registration, declaration, notice or filing with, any federal, state or local, U.S. or foreign court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority, agency or instrumentality (a “Governmental Entity”) or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the notification or approval under the foreign antitrust or merger control laws listed in Section 3.4(c)(i) of the Company Disclosure Schedule, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business in order to continue such qualification, (iii) the filing of the Proxy Statement (as defined herein) with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iv) the applicable requirements of state securities or “blue sky” laws, (v) any filings required under the rules and regulations of The NASDAQ National Market, (vi) the filing of such reports, schedules or materials under Rule 14a-12 or otherwise under the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby, (vii) the consents, approvals, licenses, Orders, authorizations, registrations, declarations, notices and filings listed in Section 3.4(c)(vii) of the Company Disclosure Schedule, and (viii) such notices, consents, approvals or filings that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)           The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities necessary for the approval and adoption of this Agreement and for the consummation by the Company of the other transactions contemplated by this Agreement. There are no bonds, Contracts, debentures, warrants, options, series of capital stock, notes or other Indebtedness of the Company or its Subsidiaries having the right to vote (“Voting Debt”) (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or its Subsidiaries may vote.

3.5           SEC Filings; Financial Statements; Information Provided.

(a)           The Company has filed all registration statements, forms, reports and other documents required to be filed by the Company or its predecessors with the SEC since January 1, 2003. All such registration statements, forms, reports and other documents (including those that the Company may file after the date hereof until the Closing) are referred to herein as the “Company SEC Reports.”  Each Company SEC Report (except to the extent that information contained in such Company SEC Report has been superseded, revised or amended by a subsequent Company SEC Report filed prior to the date hereof), (i) at the time filed, complied, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, each as in effect on the date filed, and (ii) did not at the time filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in each such Company SEC Report or necessary in order to make the statements in each such Company SEC Report, in the light of the circumstances under which they were made, not misleading. Except as set forth in Section 3.5(a) of the Company Disclosure Schedule, no Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b)           Each of the Company’s consolidated financial statements (including, in each case, any related notes and schedules) contained in the Company SEC Reports at the time filed (whether prior to or after the date hereof): (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10 Q (or to the extent filed only on Form 8-K as permitted by Form 8-K) under the Exchange Act); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments that are not material in amount. Except as set forth on Section 3.5(b) of the Company Disclosure Schedule, all of the Subsidiaries of the Company are consolidated for accounting purposes. The consolidated, audited balance sheet of the Company as of December 31, 2005 is referred to herein as the “Company Balance Sheet”

(c)           Except as set forth in Section 3.5(c) of the Company Disclosure Schedule or the 2005 10-K (as defined herein), neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to (i) any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including without limitation any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate on the other hand), including without limitation any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC); or (ii)  any hedging, derivatives or similar Contract or arrangement.

(d)           Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes Act”) and the rules and regulations of the SEC promulgated thereunder with respect to Company SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act.

(e)           The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures (i) are designed and maintained to ensure that information required to be disclosed by the Company is recorded, processed and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents, and (ii) except as set forth in Section 3.5(e) of the Company Disclosure Schedule, have not resulted in disclosure to the Company’s outside auditors and the audit committee of the Company Board of (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which existed as of the date of the Company Balance Sheet and are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of The NASDAQ National Market.

(f)            The Company has made available to Merger Sub a complete and correct copy of any exhibits, annexes, attachments, supplements, amendments or modifications that have not been filed with the SEC to Contracts that are currently filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act that have been requested by Parent or Merger Sub.

3.6           No Undisclosed Liabilities. Except as and to the extent set forth on the Company Balance Sheet (including the notes thereto and related management discussion and analysis) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 10-K”) and except as reflected in Section 3.6 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations (i) incurred in connection with the transactions contemplated hereby, (ii) incurred since the date of the Company Balance Sheet in the ordinary course of business of the Company and in a manner consistent with past practice, or (iii) that individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.7           Absence of Certain Changes or Events. Since the date of the Company Balance Sheet except as set forth in Section 3.7 of the Company Disclosure Schedule or except as disclosed in the SEC Reports filed and publicly available after December 31, 2005 (the “Filed Company SEC Reports”), (a)(i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, and (ii) neither the Company nor any of its Subsidiaries has taken any action which, if it had been taken after the date hereof, would have required the prior written consent of Parent and Merger Sub pursuant to clauses (a), (c), (d), (e), (h), (n) or (o) of Section 5.1; (b) neither the Company nor any of its Subsidiaries has suffered any damage, destruction or loss (whether or not covered by insurance), other than in the ordinary course of business and consistent with past practice; and (c) there has not been any change, event, circumstance, condition, occurrence, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

3.8           Taxes. Except where the applicable statute of limitations has expired:

(a)           Except as set forth in Section 3.8(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries have timely filed all material Tax Returns that they were required to file, and all such Tax Returns were correct and complete in all material respects. The Company and each of its Subsidiaries have paid on a timely basis all material Taxes due and payable (whether or not shown on any such Tax Returns) and adequate reserves and accruals for Taxes (exclusive of any reserves or accruals for “deferred taxes” or similar items that reflect timing differences between Tax and financial accounting principles) which as of the date of the Company Balance Sheet are not yet due and owing have been provided in the Company Balance Sheet. All material liabilities for Taxes that arose since the date of the Company Balance Sheet arose in the ordinary course of business or as a result of the Company’s acquisition of Compex, provided that any such Taxes arose in the ordinary course of business of Compex. All material Taxes that the Company or any of its Subsidiaries is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. There are no liens or encumbrances with respect to Taxes upon any of the assets or property of the Company or its Subsidiaries, other than liens for Taxes not yet due and payable. For purposes of this Agreement, (i) “Taxes” means all taxes, charges, fees, levies or other similar assessments or liabilities, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, license alternative or add-on minimum, transfer, withholding, employment, payroll and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof and (ii) ”Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

(b)           Except as set forth in Section 3.8(b) of the Company Disclosure Schedule, there are no material deficiencies for any amount of Taxes claimed, proposed or assessed by any taxing or other Governmental Entity in writing that have not been fully paid or settled. The Company has made available to Merger Sub correct and complete copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company since 2002. The federal income Tax Returns of the Company and each of its Subsidiaries required to file federal income Tax Returns have been audited by the Internal Revenue Service (the “IRS”) or are closed by the applicable statute of limitations for all taxable years through the taxable year specified in Section 3.8(b) of the Company Disclosure Schedule. The Company has made available to Merger Sub correct and complete copies of all other material Tax Returns of the Company and its Subsidiaries together with all related examination reports and statements of deficiency for all periods from and after 2002. Except as set forth in Section 3.8(b) of the Company Disclosure Schedule, no examination or audit of any Tax Return of the Company or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened or contemplated. Neither the Company nor any of its Subsidiaries has been informed in writing by any Governmental Entity that the Governmental Entity believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency which has the effect of extending the statute of limitations to a date after the date of this Agreement.

(c)           Except as set forth in Section 3.8(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material liability for any Taxes of any person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of law in any jurisdiction), or as a transferee or successor, by contract or otherwise.

(d)           Except as set forth in Section 3.8(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which only the Company and its Subsidiaries are or were members or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation agreement or similar contract or agreement.

(e)           Neither the Company nor any of its Subsidiaries is required to make any payments that would not be deductible by reason of Section 162(m) of the Code.

(f)            Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(g)           No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Company or any of its Subsidiaries.

(h)           Except as set forth in Section 3.8(h) of the Company Disclosure Schedule, since December 31, 2002, neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it or any other relevant party and neither the Company nor any of its Subsidiaries has any knowledge that the IRS has proposed any such adjustment or change in accounting method, nor has any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries.

(i)            None of the Company’s non-U.S. Subsidiaries has recognized in the taxable year of such Subsidiary that includes but does not end on the Closing Date a material amount of Subpart F income as defined in Section 952 of the Code during the portion of such taxable year that ends on the Closing Date.

(j)            Neither the Company nor any of its Subsidiaries has engaged in any transaction that could give rise to (i) a disclosure obligation with respect to any person under Section 6111 of the Code or the regulations thereunder, (ii) a list maintenance obligation with respect to any person under Section 6112 of the Code or the regulations thereunder, or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

(k)           Neither the Company nor any U.S. Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)            The Company has delivered or made available to the Parent for inspection complete and correct copies of all private letter rulings, revenue agent reports, closing agreements, settlement agreements, deficiency notices and any similar documents submitted by, received by or agreed to by or on behalf of the Company or its Subsidiaries and relating to material Taxes since 2002.

3.9           Owned and Leased Real Properties.

(a)           Section 3.9(a) of the Company Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of all real property and interests in real property owned in fee by the Company or any of its Subsidiaries (collectively, the “Owned Real Property”) and the address and owner of each parcel of Owned Real Property. Except as set forth in Section 3.9(b) of the Company Disclosure Schedule, the Company or one of its Subsidiaries has good fee simple title to each parcel of Owned Real Property free and clear of all Liens, except for such Liens that, individually or in the aggregate, are not reasonably likely to result in a Company Material Adverse Effect. To the extent in the possession and control of the Company, the Company has made available to Merger Sub prior to the date hereof copies of all existing vesting deeds, title policies and surveys and all other material documents, instruments and agreements directly affecting title to the Company’s or the Company’s Subsidiaries’ property rights to ownership, use and possession of, the Owned Real Property.

(b)           Section 3.9(b)(i) of the Company Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of all real property leased, subleased or licensed by the Company or any of its Subsidiaries (the “Leased Real Property”) pursuant to lease agreements having an annual base rent in excess of $50,000 (collectively, the “Leases”). Except as set forth in Section 3.9(b)(ii) of the Company Disclosure Schedule, the Company or one of its Subsidiaries has good and valid leasehold interest in the Leased Real Property. Neither the Company nor any of its Subsidiaries leases, subleases or licenses any real property to any person other than the Company and its Subsidiaries. The Company has made available to Merger Sub complete and accurate copies of all Leases.

(c)           Each Lease is in full force and effect, is a valid and binding obligation of, and, subject to the Bankruptcy and Equity Exception, is legally enforceable against, the Company or Company Subsidiary party thereto and, to the knowledge of the Company, the respective counterparties thereto.

(d)           Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party to any Lease is in default or material breach under any of the Leases (or has taken or has failed to take any action which, with notice, lapse of time, or both, would constitute a default) that would be likely to result in a Company Material Adverse Effect.

(e)           Neither the Company nor any of its Subsidiaries is obligated under or bound by any option, right of first refusal, purchase contract or other contractual right to sell or purchase any Owned Real Property or Leased Real Property or any portions thereof or interests therein.

3.10         Title to Assets. The Company and its Subsidiaries have good and valid title to, or valid and enforceable right to use under existing franchises, easements or licenses, or valid and enforceable leasehold interests in, all of its tangible personal properties, rights and assets necessary to carry on their businesses as now being conducted, except for such defects that, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect. Except as set forth in Section 3.10 of the Company Disclosure Schedule, all such tangible personal properties, rights and assets, other than properties, rights and assets in which any Company has a leasehold interest, are free and clear of all Liens, except for such Liens that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.11         Intellectual Property.

(a)           Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, or except as would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries exclusively own, license or sublicense from a third party, or otherwise possess legally enforceable rights to use all Intellectual Property used in the business of the Company and its Subsidiaries as currently conducted, free of all material Liens. For purposes of this Agreement, the term “Intellectual Property” means all intellectual property or similar rights existing anywhere in the world, including without limitation, all (i) patents (including design patents), inventions, technology, designs, discoveries, processes, formulae, know-how and improvements thereto; (ii) copyrights and copyrightable works, including software, applications, code, databases, website content, systems, networks and related items, and design or creative elements of functional works; (iii)  trademarks, service marks, trade names, domain names, trade dress, logos and other source indicators; and (iv) trade secrets and confidential data and information (including any relating to customers, patients and physicians).

(b)           Section 3.11(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all patents, registrations and applications for Intellectual Property owned or licensed by the Company or its Subsidiaries, and all of such registrations and applications are valid, subsisting and have not expired or been cancelled or abandoned

(c)           Except as listed in Section 3.11(c) of the Company Disclosure Schedule, (i) no third party is, to the Company’s knowledge, materially infringing, violating, misappropriating or making unauthorized use of (“Infringing”) any Intellectual Property of the Company or any of its Subsidiaries; (ii) the conduct of the business of the Company and its Subsidiaries as currently conducted and as presently proposed to be conducted (including the sale of products, offering of services and use of Intellectual Property in connection therewith) does not, to the Company’s knowledge, Infringe any Intellectual Property of any third party, nor has the Company received any written notice alleging same; and (iii) no Action or Order is binding upon, has been asserted or is pending, or, to the Company’s knowledge, has been threatened in writing (including “cease and desist” letters or requests for a license) against the Company or any of its Subsidiaries relating to Intellectual Property, whether owned or licensed by any of them or a third party.

(d)           Except as set forth in Section 3.11(d) of the Company Disclosure Schedule, the Company and its Subsidiaries take all commercially reasonable steps to protect and preserve their material Intellectual Property (including executing confidentiality agreements with all appropriate parties and executing Intellectual Property assignment agreements with all current and former employees and contractors who have contributed to any Intellectual Property owned by any of them).

(e)           Except as disclosed in Section 3.11(e) of the Company Disclosure Schedule, no product or service marketed, offered or sold by (and no material internal process or system operated by) the Company or any of its Subsidiaries uses, incorporates, is derived from or has embedded in it any software code subject to an “open source,” copyleft, shareware or similar license.

3.12         Contracts.

(a)           For purposes of this Agreement, “Company Material Contract” shall mean:

(i)            any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii)           any employment, consulting, severance, change in control, termination agreements or other contract with (x) any member of the Company Board, (y) any executive officer of the Company or (z) any other employee of the Company earning an annual salary equal to or in excess of $100,000, other than those that are terminable by the Company or any of its Subsidiaries on no more than thirty (30) days notice without liability or financial obligation to the Company;

(iii)          any Contract or agreement pursuant to which the Company or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of the Company or any such Subsidiary (other than the Company Charter Documents and the Subsidiary Charter Documents);

(iv)          any Contract pursuant to which the Company or any of its Subsidiaries has potential liability in respect of any purchase price adjustment, earn-out or contingent purchase price that, in each case, could reasonably be expected to result in future payments of more than $1,000,000;

(v)           any Contract entered into not in the ordinary course of business and consistent with past practice containing any covenant (A) expressly limiting in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business or any geographic area or to compete with any person in any line of business or any geographic area or to compete with any party, or (B) granting any exclusive rights to make, sell or distribute the Company’s products or services;

(vi)          any Contract containing any covenant prohibiting or limiting the right of the Company and its Subsidiaries to develop, manufacture, market, sell or distribute any products or services;

(vii)         any agreements for the pending purchase or sale, option to purchase or sell, right of first refusal, right of first offer or any other contractual right to purchase, sell, dispose of, or master lease, by merger, purchase or sale of assets or stock or otherwise by the Company or any of its Subsidiaries of any line of business or any material amount of assets or rights or pursuant to which the Company or any of its Subsidiaries has any material ownership interest in any other person or other business enterprise, other than Contracts under which the Company and its Subsidiaries have no further liabilities or obligations and no continuing rights;

(viii)        any Contract to which the Company or any of its affiliates is a party relating to Intellectual Property, except (x) for non-exclusive commercially available, off-the-shelf licenses for software with annual fees of less than $100,000, (y) non-exclusive license agreements with sales representatives and employee confidentiality agreements, in each case entered into in the ordinary course of business and (z) any ordinary course designing, development, research, clinical study, or consulting arrangements with surgeons or other medical professionals, and in each of clauses (x), (y) and (z), containing customary provisions with respect to Intellectual Property;

(ix)           any mortgages, indentures, guarantees, loans or credit agreements, security agreements, promissory notes or other Contracts to which the Company or any of its affiliates is a party relating to the borrowing of money, extension of credit or other Indebtedness involving amounts in excess of $500,000, other than accounts receivables and payables in the ordinary course of business;

(x)            any settlement agreement payable directly by the Company or any of its Subsidiaries within the past three (3) years, other than (I) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business in connection with the routine cessation of such employees’ or independent contractors’ employment with the Company, (II) settlement agreements for cash only (which have been paid) and which do not exceed $250,000 as to any such settlement or (III) settlement agreements under which none of the Company or its Subsidiaries have any continuing obligations, liabilities, or rights (excluding releases);

(xi)           any material general or limited partnership agreement, limited liability company agreement, or joint venture agreement to which the Company or any of its Subsidiaries is a party;

(xii)          any Contract not in the ordinary course of business (other than Company Intellectual Property Contracts) either (I) involving revenues, expenditures or liabilities totaling more than $250,000 or (II) otherwise material to the Company and its Subsidiaries taken as a whole; and

(xiii)         any Contract to which the Company or any of its affiliates is a party which is reasonably likely to prohibit or materially delay the consummation of the transactions contemplated by this Agreement.

(b)           Section 3.12(b) of the Company Disclosure Schedule sets forth a list of all Company Material Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof. True and correct copies of the Company Material Contracts have been made available to Merger Sub.

(c)           Subject to the Bankruptcy and Equity Exceptions, each Company Material Contract is legal, binding, valid and in full force and effect and is enforceable by the Company and its Subsidiaries in accordance with its respective terms, except for any such failure to be in full force and effect that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Company Material Contracts and are not, and have not been alleged in writing to be in breach or default thereunder, and neither the Company nor any of its Subsidiaries has, or to the knowledge of the Company, no other party has, violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Company Material Contract, except in each case for any failure to perform, violation, or default that, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect.

3.13         Litigation.

(a)           Except as disclosed in the Filed Company SEC Reports or except as disclosed in Section 3.13(a) of the Company Disclosure Schedule, there are no actions, suits, proceedings, claims, arbitrations, charges or investigations of which the Company has been served or otherwise notified in writing (whether civil, criminal, administrative, in law or at equity) (collectively, “Actions”) (including, but not limited to, Actions relating to (i) the liability of the Company for the design, manufacture, distribution, promotion, marketing or sale or any of its products, including indemnification Actions relating thereto; (ii) Intellectual Property (including any Actions pending in the U.S. Patent and Trademark Office); and (iii) matters regulated by the U.S. Food and Drug Administration) pending or, to the knowledge of the Company, threatened against or involving the Company, any of its Subsidiaries, any Company Plan or any of their assets, properties or rights, except for any Actions arising after the date of this Agreement that, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect. There are no material Orders outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, have had, and would reasonably be expected to have, a Company Material Adverse Effect. No officer or director of the Company is a defendant in any Action or the subject of any investigation commenced by stockholders of the Company or to the knowledge of the Company any Governmental Entity with respect to the performance of his or her duties as an officer and/or director of the Company. Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, there are no Contracts with any of the directors and officers of the Company or its Subsidiaries that provide for indemnification by the Company or any of its Subsidiaries.

(b)           Except as disclosed in Section 3.13(b) of the Company Disclosure Schedule, as of the date of this Agreement, since January 1, 2003 no product or service of the Company or any of its Subsidiaries is or has been subject to a recall or has failed to receive any required approval from any Governmental Entity, including the U.S. Food and Drug Administration.

3.14         Environmental Matters.

(a)           Except for matters that, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect:

(i)            neither the Company nor its Subsidiaries has received (A) any written notice alleging that any of them has not complied with applicable Environmental Laws or (B) any written notice, demand, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, liable under or have obligations under any Environmental Law;

(ii)           neither the Company nor any of its Subsidiaries has received a written notice that it is subject to liability for any Hazardous Substance disposal or contamination;

(iii)          neither the Company nor any of its Subsidiaries is subject to any Orders of, or issued by, any Governmental Entity or is subject to any indemnity agreement with any third party addressing liability under any Environmental Law;

(iv)          the Company and its Subsidiaries are, and to the knowledge of the Company at all times for the past five (5) years were, in material compliance with all applicable Environmental Laws;

(v)           Hazardous Substances have not been generated, installed, transported, treated, stored, disposed of, arranged to be disposed of, released or threatened to be released by or on behalf of the Company or any of its Subsidiaries or, to the Company’s knowledge, any other Person, at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by any of the Company and its Subsidiaries, that to the Company’s knowledge is in violation of, or in a manner or to a location that could give rise to liability to any of the Company and its Subsidiaries under or relating to, any Environmental Laws or environmental permits; and

(vi)          to the knowledge of the Company, none of the Company and its Subsidiaries has assumed, contractually or by operation of law, any liabilities or obligations of any other person or entity under or relating to any Environmental Laws.

(b)           For purposes of this Agreement, the term “Environmental Law” means any law, statute, regulation, rule, judgment, order, decree or permit requirement of, or issued by, any Governmental Entity relating to:  (i) the protection, investigation or restoration of the environment, human health and safety, or natural resources; (ii) the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance; or (iii) noise, odor or wetlands protection.

(c)           For purposes of this Agreement, the term “Hazardous Substance” means:  (i) any substance that is regulated or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” “solid waste” or any other term of similar import pursuant to any Environmental Law; or (ii) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, toxic mold, radioactive materials or radon.

3.15         Employee Benefit Plans.

(a)           Section 3.15(a) of the Company Disclosure Schedule contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which (i) any current or former employee, director or consultant of the Company or its Subsidiaries (the “Company Employees”) has any right to present or future benefits and which are contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (ii) the Company or any of its Subsidiaries has any present or future material liability (other than individual forms filed by participants pursuant to a plan). All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.”

(b)           With respect to each Company Plan, the Company has provided to Merger Sub a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination or opinion letter, if applicable; (iii) any summary plan description and other material written communication by the Company or any of its Subsidiaries to the Company Employees concerning the extent of the benefits provided under a Company Plan; and (iv) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c)           Except as disclosed in the Filed Company SEC Reports or set forth in Section 3.15(c) of the Company Disclosure Schedule, (i) each Company Plan has been administered in all respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations, except in each case as would not reasonably be expected to have a Company Material Adverse Effect; (ii) each Company Plan or the prototype on which it is based which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification, and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and, to the knowledge of the Company, no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (iv) no “reportable event” (as such term is defined in Section 4043 of the Code), no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) and no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company Plan that could reasonably be expected to result in material liability; (v) except as contemplated by the provisions hereof, there is no present intention that any Company Plan be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the levels thereof) under any Company Plan at any time within the twelve months immediately following the date hereof; (vi) no Company Plan is a split-dollar life insurance program or otherwise provides for loans to executive officers in violation of the Sarbanes Act; and (vii) neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of the Company or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable law.

(d)           No Company Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and neither the Company, its Subsidiaries nor any member of their Controlled Group has at any time during the last six (6) years sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan.

(e)           With respect to any Company Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened that could reasonably be expected to have a Company Material Adverse Effect, (ii) to the knowledge of the Company, no facts or circumstances exist that could give rise to any such actions, suits or claims, (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Company Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein, and (iv) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies are pending, or, to the knowledge of the Company, threatened or in progress (including, without limitation, any routine requests for information from the PBGC) with respect to any Company Plan that could reasonably be expected to have a Company Material Adverse Effect.

(f)            Except as set forth in Section 3.15(f) of the Company Disclosure Schedule, no Company Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), (i) could result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) could accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans, (iii) could limit or restrict the right of the Company to merge, amend or terminate any of the Company Plans, or (iv) could result in payments under any of the Company Plans which would not be deductible under Section 280G of the Code. No Company Stock Option is subject to Section 409A of the Code and, to the knowledge of the Company, all Company Plans are operated in material good faith compliance with the applicable provisions of Section 409A of the Code.

(g)           Except as set forth in Section 3.15(g) of the Company Disclosure Schedule or with respect to government sponsored or mandated plans or programs, no Company Plan is maintained outside the jurisdiction of the United States, or covers employees residing and primarily working outside the United States (any such Company Plan set forth in Section 3.15(g) of the Company Disclosure Schedule, “Foreign Benefit Plans”). With respect to any Foreign

Benefit Plans except as would not result in a Company Material Adverse Effect: (i) all Foreign Benefit Plans have been established, maintained and administered in compliance with their terms and all applicable Orders; (ii) the Company has timely satisfied its funding obligations with respect to all Foreign Benefit Plans that are required to be funded.

3.16         Compliance With Laws. Except as set forth in Section 3.16 of the Company Disclosure Schedule, (i) the Company and each of its Subsidiaries have conducted their respective businesses and are in compliance with all applicable laws, Orders, settlements (including those with Governmental Entities and including without limitation any of same relating to privacy, data security and  personal information) and (ii) no notice, Action or assertion has been received by the Company or any of its Subsidiaries within the last three (3) years or, to the knowledge of the Company, has been filed, commenced or threatened against the Company or any of its Subsidiaries alleging any violation of any applicable laws, except for failures to comply or violations that, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect.

3.17         Permits. The Company and each of its Subsidiaries have all permits, licenses, franchises, certificates, approvals and authorizations, from Governmental Entities required to conduct their businesses, except for such permits, licenses, franchises, certificates, approvals and authorizations, the absence of which, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect (the “Company Permits”). The Company and each of its Subsidiaries are in compliance with the terms of the Company Permits, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect. Section 3.17 of the Company Disclosure Schedule sets forth a true and complete list of all material Company Permits.

3.18         Payors.

(a)           Except as set forth in Section 3.18(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any investigation, inquiry or proceeding (other than routine surveys or audits in the ordinary course of business), or, to the knowledge of the Company, is any such investigation, inquiry or proceeding threatened, nor is the Company or any of its Subsidiaries currently involved in any material dispute with (i) any Governmental Entity payor or (ii) any third party payor (e.g., a health insurer, HMO, PPO and the like) that provides in excess of 5% of the total annual revenue of the Company and its Subsidiaries on a consolidated basis (pro forma giving effect to the Compex acquisition) (a “Material Payor”), and neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity or Material Payor to the effect that such Material Payor intends to cease doing business or significantly reduce the volume of its business with the Company or any of its Subsidiaries or change any of the material terms related to its contracts with the Company or any of its Subsidiaries.

(b)           Neither the Company nor any of its Subsidiaries, nor any officer, director or employee of the Company or any of its Subsidiaries nor, to the knowledge of the Company any agent or  independent contractor of the Company or any of its Subsidiaries has been excluded or debarred by any laws or Orders from any healthcare program run by any Governmental Entity, and no formal Action to exclude or debar the Company or any of its Subsidiaries from any such healthcare program is pending or, to the knowledge of the Company, threatened in writing.

3.19         Company Health Care Regulatory Compliance.

(a)           The Company and its Subsidiaries are in compliance in all material respects with all applicable provisions pertaining to Federal Health Care Programs (as defined in 42 U.S.C. §1320a-7b) and all other governmental programs, all requirements of the Federal Anti-kickback Statute at 42 U.S.C. §1320a-7b and Federal Physician Self-Referral law at 42 U.S.C. §1395nn, and all applicable state statutes, regulations, laws, pronouncements and doctrines relating to kickbacks, fee-splitting, physician referrals and corporate practice of medicine.

(b)           No officer or director of the Company or any of its Subsidiaries, nor to the knowledge of the Company, any employee, agent or independent contractor of the Company or any of its Subsidiaries:

(i)            has been indicted or convicted (within the meaning set forth in 42 U.S.C. § 1320a-7(i)) of: (A) any offense related to or in connection with the delivery of an item or service under a Federal Health Care Program (as defined at 42 U.S.C. § 1320a-7b(f));  (B) a criminal offense relating to neglect or abuse of patients in connection with the delivery of a health care item or service; (C) any act or omission in a health care program or fraud, theft, embezzlement, breach of fiduciary responsibility, or other financial misconduct; (D) obstructing an investigation of any crime referred to in (A) through (C) above; or (E) unlawful manufacture, distribution, prescription, or dispensing of a controlled substance;

(ii)           has been required to pay any civil monetary penalty under 42 U.S.C. 1320a-7a;

(iii)          has been excluded from participation in any Federal Health Care Program or other government procurement program; or

(iv)          has engaged in any activity that could subject such person or entity to the permissive exclusion authority provisions of the Medicare and state health care programs under 42 U.S.C. 1320a-7a(b).

(c)           Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any of their respective employees, agents or independent contractors  (in their capacity as such) is a target of, participant in, or subject of any Action by or on behalf of any Governmental Entity or any other third party payor (including, without limitation, any qui tam suits or suits brought pursuant to federal or state false claims acts, or Medicaid, Medicare or state fraud and abuse or billing compliance laws), nor, to the knowledge of the Company, is any such Action threatened.

(d)           Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the requirements of the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 201 et seq., and its implementing regulations, 21 C.F.R. § 1 et seq., and with applicable guidances, standards or policies issued by the Food and Drug Administration (the “FDA”), including without limitation: (i) FDA requirements for premarket notification and/or premarket approval prior to introduction of devices into commerce; (ii) FDA requirements for Quality System Regulation for manufacture of medical devices; and (iii) FDA requirements for advertising, labeling and promotion of medical devices.

(e)           Except as set forth in Section 3.19(e) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries, nor, to the knowledge of the Company, any of their respective employees, agents or independent contractors (in their capacity as such) is a target of, participant in or subject of any investigation or other enforcement action by the FDA, and to the knowledge of the Company, there are no outstanding compliance matters (responses to inspections by the FDA, responses to Warning Letters from the FDA, product recalls, corrections or market withdrawals) that remain to be addressed.

3.20         Labor Matters. Section 3.20 of the Company Disclosure Schedule contains a list as of the date of this Agreement of all employees of the Company and each of its Subsidiaries whose annual rate of base compensation exceeds $100,000 per year, along with the position and the annual rate of base compensation of each such person. Neither the Company nor any of its Subsidiaries is the subject of any charge or proceeding before the National Labor Relations Board or other Governmental Entity asserting that the Company or any of its Subsidiaries has committed an unfair labor practice. There are no pending labor strikes, walkouts, work stoppages, slow-downs, or lockouts involving the Company or any of its Subsidiaries, nor to the knowledge of the Company has there been any such controversies within the past three (3) years. Except as set forth in Section 3.20 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries, nor, to the knowledge of the Company, are there any activities by any labor unions to organize such employees except for such activities that would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries are in material compliance with all applicable laws, agreements, contracts, policies, plans and programs relating to employment and employment practices, including but not limited to any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988.

3.21         Insurance. Each of the Company and its Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are, in the reasonable judgment of management of the Company, deemed to be appropriate. Copies of all such material insurance policies maintained by the Company and its Subsidiaries have been made available to Merger Sub. Except as set forth in Section 3.21 of the Company Disclosure Schedule and except as would not reasonably be expected to have a Company Material Adverse Effect: (i) all such policies are in full force and effect, and (ii) neither the Company nor any of its Subsidiaries is in material breach or default, and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under any policy. Except as set forth in Section 3.21 of the Disclosure Schedule, there is no claim by the Company or any of its Subsidiaries pending under any such policies which (a) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business or (b) if not paid, that individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

3.22         Opinion of Financial Advisor. The financial advisor of the Special Committee, First Albany Capital, Inc. (“First Albany”), has delivered to the Special Committee an opinion dated the date of this Agreement to the effect, as of such date, that the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view. An executed copy of this opinion has been delivered to Merger Sub, and a true and correct copy of such opinion is set forth as Section 3.22 of the Company Disclosure Schedule.

3.23         Section 203 of the DGCL. The Company Board has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203 of the DGCL) shall not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

3.24         Brokers; Fees. No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, agreement or commitment of the Company or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except Banc of America Securities LLC and First Albany Capital Inc., whose fees and expenses shall be paid by the Company. True and correct copies of the engagement letters with Banc of America Securities LLC and First Albany Capital, Inc. in connection with this transaction have been delivered to Merger Sub.

3.25         Transactions with Affiliates. Except as set forth in Section 3.25 of the Company Disclosure Schedule or disclosed in the Filed Company SEC Reports, there are no Contracts or transactions between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) record or beneficial owner of five percent or more of the voting securities of the Company or (iii) Affiliate or family member of any such officer, director or record or beneficial owner, on the other hand, except those of a type available to employees of the Company generally. Since the enactment of the Sarbanes Act, neither the Company nor any of its Subsidiaries has extended credit in the form of a personal loan, or modified any then existing personal loans, to any executive officers or directors of the Company other than travel and other expense advances to employees in the ordinary course of business.

3.26         Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective officers, directors, agents and employees have taken any action that (i) violated the United States Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1 et seq., or (ii) violated any similar law of any jurisdiction in which the Company or any of its Subsidiaries conducts business.

3.27         No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this Agreement, the Company is not making and has not made, and no other person has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no other person is authorized to make any such representations and warranties on behalf of the Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth herein or in the disclosure schedule delivered by Parent to the Company and dated as of the date of this Agreement (the “Merger Sub Disclosure Schedule”), Parent represents and warrants to the Company as follows (Merger Sub Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article IV and the disclosure in any section or paragraph of Merger Sub Disclosure Schedule shall qualify (a) the corresponding section or paragraph in this Article IV and (b) the other sections and paragraphs in this Article IV to the extent that it is readily apparent from a reading of such disclosure that it also clearly qualifies or applies to such other sections and paragraphs):

4.1           Organization, Standing and Power. Each of Parent and Merger Sub (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (ii) has all requisite limited liability company or corporate power or other power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and (iii) is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation or other entity, as the case may be, in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for (with respect to clause (iii) only) such failures to be so qualified or in good standing, individually or in the aggregate, that are not reasonably likely to result in a Parent Material Adverse Effect. For purposes of this Agreement, the term “Parent Material Adverse Effect” means any material delay or adverse effect on the ability of Parent or Merger Sub to fully and timely consummate the transactions contemplated by this Agreement.

4.2           Authority; No Conflict; Required Filings and Consents.

(a)           Each of Parent and Merger Sub has all requisite limited liability company or corporate power or other power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent and Merger Sub have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)           The execution, delivery and performance of this Agreement by each of Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of its certificate of formation or limited liability company agreement or certificate of incorporation or by-laws or comparable governing documents, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit) under, require a consent or waiver under, require the payment of a penalty or increased liabilities, fees or the loss of a benefit under or result in the imposition of any Lien on Parent or Merger Sub’s assets under, any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clauses (i) and (ii) of Section 4.2(c), conflict with or violate any franchise, license, Order or Law applicable to Parent or Merger Sub or any of their respective properties or assets, except in the case of clause (iii) of this Section 4.2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, modifications, accelerations, losses, penalties, increased fees, liabilities, losses of material benefit or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, are not reasonably likely to result in a Parent Material Adverse Effect.

(c)           No consent, approval, action, license, Order, certification, consent, approval, franchise or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the HSR Act and applicable foreign antitrust or trade regulation laws, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company or Merger Sub is qualified as a foreign corporation to transact business in order to continue such qualification and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not be reasonably likely to result in a Parent Material Adverse Effect.

4.3           Information Provided. The information to be supplied by or on behalf of Parent and Merger Sub for inclusion in the Proxy Statement to be sent to the stockholders of the Company in connection with the Company Meeting shall not on the date the Proxy Statement is first mailed to stockholders of the Company in the case of the Proxy Statement, at the time of the Company Meeting or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Meeting which has become false or misleading. If at any time prior to the Company Meeting any fact or event relating to Parent or Merger Sub or any of their respective Affiliates which should be set forth in a supplement to the Proxy Statement should be discovered by Parent or Merger Sub or should occur, Parent and Merger Sub shall, promptly after becoming aware thereof, inform the Company of such fact or event.

4.4           Litigation. There is no Action pending or, to the knowledge of Parent or Merger Sub, threatened against or involving Parent or Merger Sub or any of their respective assets, properties or rights that, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Effect.

4.5           Financing.

(a)           Parent has delivered to the Company complete and correct copies of (i) a fully executed commitment letter (the “Debt Commitment Letter”) from Bank of America, N.A., Bank of America Securities LLC and Credit Suisse Securities (USA) LLC (together, the “Senior Lenders”), pursuant to which such financial institutions have committed, upon the terms and subject to the conditions set forth therein, to provide (A) senior credit facilities in the amount of up to $325 million, (B) up to $215 million in senior subordinated bridge financing (the “Bridge Financing”), and (C) any high yield debt financing (the “High Yield Debt Financing”) used to fund the acquisition in lieu of the Bridge Financing in connection with the transactions contemplated by this Agreement (collectively, the “Debt Financings”) and (ii) a fully executed commitment letter from Blackstone Capital Partners V L.P. (the “Equity Commitment Letter”), pursuant to which Blackstone Capital Partners V L.P. has committed, upon the terms and subject to the conditions set forth therein, to provide equity financing in the aggregate amount of up to $335 million in connection with the transactions contemplated by this Agreement. The Debt Commitment Letter and the Equity Commitment Letter are hereinafter referred to collectively as the “Commitment Letters.”

(b)           As of the date hereof: (i) the Commitment Letters are in full force and effect and the Commitment Letters have not been amended or terminated; (ii) all commitment fees required to be paid thereunder will be duly paid in full when due; and (iii) excluding any breach caused by the Company or its Subsidiaries, there is no breach existing thereunder. Parent has not, as of the date hereof, been informed by the Senior Lenders of any fact, occurrence or condition unrelated to the Company that would cause the financing contemplated by either of the Commitment Letters to not be consummated as contemplated therein.

4.6           Solvency. At the Closing immediately after giving effect to the transactions contemplated by this Agreement (after giving effect to all financings to be undertaken by Parent and its affiliates in connection therewith and with the Merger), the Company will be Solvent (assuming for the purposes of this representation that the Company was Solvent immediately prior to Closing and assuming the accuracy as of the Closing of the representations and warranties contained in Article III hereof) and the use of the proceeds of the financing as contemplated hereby will be in compliance with the relevant provisions of the DGCL. For purposes of the preceding sentence, “Solvent” shall mean that:  (i) the fair saleable value of the assets of the Company is, on the date of determination, greater than the sum of the total amount of liabilities of the Company as of such date, contingent liabilities set forth in Section 3.6 of the Company Disclosure Schedule or Note 18 of the Company Balance Sheet, and total par value of the Company’s issued outstanding capital stock; (ii) the Company is able to pay all of its liabilities as such liabilities become absolute and mature; and (iii) the Company does not have unreasonably small capital for conducting the business theretofore or proposed to be conducted by it following consummation of the Merger (and the term “Solvency” shall have a corresponding meaning). No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement or the Commitment Letters with the intent to hinder, delay or defraud any present or future creditors of the Surviving Corporation and the Subsidiaries.

4.7           No Other Representation and Warranties. Except for the representations and warranties of Parent and Merger Sub in this Agreement, neither the Parent or Merger Sub is making nor has made, and no other person has made on behalf of Parent or Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no other person is authorized to make any such representations and warranties on behalf of Parent or Merger Sub.

ARTICLE V
CONDUCT OF BUSINESS

5.1           Covenants of the Company. Except as set forth in Section 5.1 of the Company Disclosure Schedule, as expressly provided in this Agreement, or as consented to in writing by Merger Sub, during the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to, act and carry on its business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to maintain and preserve its and each of its Subsidiary’s business organization, assets and properties and preserve its business relationships with customers, employees, strategic partners, suppliers, distributors and others having business dealings with it and maintain in full force and effect until the Effective Time substantially the same levels of coverage of insurance with respect to the assets, operations and activities of the Company and its Subsidiaries as are in effect as of the date of this Agreement. Without limiting the generality of the foregoing, except as set forth in Section 5.1 of the Company Disclosure Schedule, or, as expressly contemplated by this Agreement, during the Pre-Closing Period the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, do any of the following without the prior written consent of Parent and Merger Sub, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)           (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of any of the capital stock of the Company or any of its Subsidiaries (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent); (ii) adjust, split, combine or reclassify any of the capital stock of the Company or any of its Subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock or any other securities of the Company or any of its Subsidiaries; or (iii) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company or any of its Subsidiaries or any rights, warrants or options to acquire any such shares or other securities;

(b)           issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of capital stock of the Company or any of its Subsidiaries, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options (including Company Stock Options) to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement and listed in Section 3.2(c) of Company Disclosure Schedule in accordance with the terms of the applicable Company Stock Plan);

(c)           amend or cause, adopt or propose any amendments to the Company Charter Documents or the Subsidiary Charter Documents;

(d)           acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets (other than (A) with respect to capital expenditures, those capital expenditures set forth in the fiscal 2006 budget previously provided to Merger Sub and up to $1,000,000 of unbudgeted capital expenditures in the aggregate and (B) the acquisition of assets in the ordinary course of business and which do not involve an aggregate consideration of more than $1,000,000);

(e)           sell, lease, license, assign, pledge, subject to a material Lien or otherwise dispose of or encumber, in whole or in part, any properties or assets or rights (including Intellectual Property) of the Company or of any of its Subsidiaries (other than (i) sales of assets in the ordinary course of business consistent with past practice having a value not in excess of $1,000,000 in the aggregate, (ii) non-exclusive licenses extended to customers in the ordinary course of business and consistent with past practice, and (iii) sales of equipment and other tangible assets no longer used or useful in the Company’s business);

(f)            adopt, propose or implement any stockholder rights plan;

(g)           except for transactions between the Company and any of its wholly-owned Subsidiaries or between one wholly-owned Subsidiary and another wholly-owned Subsidiary, (i) incur or assume any Indebtedness for borrowed money or guarantee any such Indebtedness of another person or amend any such existing Indebtedness, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain the financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (iii) other than rolling over any current hedging arrangements or other financing agreement or arrangement set forth in Section 3.2(g) of the Company Disclosure Schedule, enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company or its Subsidiaries against fluctuations in commodities prices or exchange or interest rates;

(h)           make any changes in accounting methods, procedures, principles or practices, except insofar as may be required by a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(i)            establish, adopt, enter into, amend, terminate or grant any waiver or consent under any Company Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan if it were in existence as of the date of this Agreement; (ii) increase the compensation or fringe benefits of any Company Employee (except for increases in salary or hourly wage rates, in the ordinary course of business consistent with past practice or the payment of accrued or earned but unpaid bonuses or as required by applicable law or any Contract or Company Plan existing on the date hereof); (iii) grant any severance or termination pay to any Company Employee except as required by applicable law or any Contract or Company Plan existing on the date hereof and set forth in Section 5.1(i) of the Company Disclosure Schedule; (iv) loan or advance any money other than travel advances in the ordinary course of business or other property to any Company Employee; (v) grant any equity or equity based awards, including the grant of stock options, stock appreciation rights, restricted stock or restricted stock units; (vi) undertake any action, expressed or implied, that confers upon any Company Employee any rights or remedies (including, without limitation, any right to employment or continued employment for any specified period) of any nature or kind whatsoever under or by reason of this Agreement; (vii) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any Company Plan; or (viii) allow for the commencement of any new offering periods under any employee stock purchase plans;

(j)            make or change any material Tax election, settle or compromise any material Tax liability, amend any material Tax Return, change any method of Tax accounting, enter into any material closing agreement with respect to any Tax, agree to the extension or waiver of the statute of limitations with respect to the assessment or determination of any Taxes or surrender any right to claim a material Tax refund or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(k)           except as set forth in Section 5.1(k) of the Company Disclosure Schedule, initiate, compromise or settle (i) any Action (other than in connection with the enforcement of the Company’s rights under this Agreement) or (ii) any claim under any insurance policy for the benefit of the Company or any of its Subsidiaries, in either case involving an amount in excess of $200,000;

(l)            enter into any joint venture, general or limited partnership agreement, limited liability company agreement or other similar agreement;

(m)          (i) enter into any Contract that if existing on the date hereof would be a “Company Material Contract”, “Intellectual Property License” or “Source Code Agreement” other than in the ordinary course of business and consistent with past practice, (ii) enter into, terminate, amend, supplement or modify in any material respect any Company Material Contract other than in the ordinary course of business and consistent with past practice, (iii) waive, release, cancel, allow to lapse, convey, encumber or otherwise transfer any material rights or claims thereunder (other than in connection with the settlement of the Actions referred to in, and to the extent permitted by, clause (k) above) or (iv) change incentive policies or payments under any Contracts existing on the date hereof or entered into after the date hereof, except for immaterial changes made in the ordinary course of business consistent with past practice with respect to non-management employees only;

(n)           make any loan, advance or capital contribution to or investment in any person, other than loans, advances or capital contributions to or investments in a wholly-owned Subsidiary of the Company;

(o)           cancel any debts or waive any claims or rights of substantial value (including the cancellation, compromise, release or assignment of any Indebtedness owed to, or claims held by, the Company or any its Subsidiaries), except for cancellations made or waivers granted with respect to claims other than Indebtedness in the ordinary course of business consistent with past practice which, in the aggregate, are not material or for claims other than

Indebtedness which are cancelled or waived in connection with the settlement of the Actions referred to in, and to the extent permitted by, clause (k) above;

(p)           (i) fail to manage and retain cash and cash equivalents and investments in marketable securities in a manner other than in the ordinary course of business and consistent with past practice and in their current country (provided that such cash and cash equivalents and investments in marketable securities shall be managed in conformity with the reasonable instructions of Parent and Merger Sub in order to maximize the amount of cash available to fund the Merger Consideration and shall not be invested in a manner reasonably expected to incur any losses, expenses, penalties, costs or other liabilities (including, without limitation, any “breakage costs”) in connection with the funding of the Merger Consideration) or (ii) fail to manage accounts payable or accounts receivable in a manner consistent with past practice;

(q)           take any action that would reasonably be expected to result in any of the representations and warranties set forth in Article III becoming false or inaccurate such that the condition set forth in Section 7.2(a) would fail to be satisfied;

(r)            amend, extend, renew or enter into new insurance policies, except (in the case of insurance other than directors’ and officers’ liability insurance policies) on such terms and for such amounts as is consistent with past practice or on terms and for such amounts as the Company and its Subsidiaries reasonably believe are prudent for the business of the Company and its Subsidiaries;

(s)           take (or permit any of its Subsidiaries to take) any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, Contract or debt or equity financing, that would reasonably be expected to impair, delay or prevent the obtaining of financing contemplated by any Commitment Letter; or

(t)            authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

5.2           Confidentiality. The parties acknowledge that an Affiliate of Merger Sub and the Company have previously executed a confidentiality agreement, dated as of May 1, 2006 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly waived or modified as provided herein or therein; provided that, notwithstanding anything to the contrary in the Confidentiality Agreement, Parent and Merger Sub shall be permitted to discuss and share “Information” (as defined in the Confidentiality Agreement) with any potential financing source or other person or entity that will take equity, general or limited partner or member, voting, profit sharing or other form of co-investment interest in the transaction so long as such person agrees to be bound by the terms of the Confidentiality Agreement.

5.3           Financing Commitments.

(a)           Parent and the Company will use reasonable best efforts to fully satisfy, on a timely basis, all terms, conditions, representations and warranties set forth in the Commitment Letters. Parent will use reasonable best efforts to enter into definitive agreements with respect to the financings contemplated by the Commitment Letters on terms and conditions no less favorable to Parent in the aggregate than the Commitment Letters and on such other terms and conditions as shall be satisfactory to Parent as soon as commercially reasonable but in any event at or prior to the Closing, including reasonable best efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein or on terms that are not materially adverse to the Company as compared to the terms set forth in the Commitment Letters and (ii) to satisfy all conditions applicable to Parent and Merger Sub in such definitive agreements that are within its control. Parent will furnish correct and complete copies of such definitive agreements to the Company promptly upon their execution. In the event that any of the financings contemplated by the Commitment Letters becomes unavailable on the terms and conditions contemplated in the Commitment Letters, Parent shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources on terms no less favorable in the aggregate to Parent as compared to the terms set forth in the Commitment Letters.

(b)           Parent shall keep the Company informed in reasonable detail with respect to all material activity concerning the status of the financings contemplated by the Commitment Letters. Parent shall not amend or alter, or agree to amend or alter, any Commitment Letter in any material respect in any manner that would materially impair or delay or prevent the transactions contemplated by this Agreement without the prior written consent of the Company. Parent will promptly inform the Company and the Special Committee upon its becoming aware of any event, fact or condition principally unrelated to the Company which would reasonably be expected to cause the consummation of the financing transaction contemplated in the Commitment Letters to be delayed or materially adversely affected. Parent will notify the Company and the Special Committee promptly or upon receipt of any notice from either of the Senior Lenders in the financing it committed to provide at the Effective Time that such Senior Lender intends to withdraw, change or modify any of the loans described in the Commitment Letters in any material respect.

(c)           The Company agrees to use its reasonable best efforts to provide Parent with such cooperation (provided such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries) in connection with the arrangement of the financings contemplated by the Debt Commitment Letter as may be reasonably requested by Parent, including (i) participation in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and sessions with rating agencies, (ii) preparation of business projections, financial statements (including pro forma financial statements), offering memoranda, private placement memoranda, prospectuses and similar documents and the representations contained therein and (iii) execution and delivery of any underwriting or placement agreements, pledge and security documents, other financing documents, including any indemnity agreements, or other requested certificates or documents, including a certificate of the chief financial officer of the Company with respect to solvency matters, comfort letters of accountants, consents of accountants for use of their reports in any materials relating to the financing to be used in connection with the transactions contemplated by this Agreement, legal opinions, surveys and title insurance as may be reasonably requested by Parent. The Company shall also use its reasonable best efforts to take such further action as may be required to cause an independent auditor of the Company to provide any unqualified opinions, consents or customary comfort letters with respect to the financial statements. The Company shall allow Parent’s representatives the opportunity to review and comment upon the financial statements (including pro forma financial statements) in draft form and to allow such representatives access to the Company and supporting documentation with respect to the preparation of such financial statements and the independent auditors’ work papers relating to such financial statements. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the financings contemplated by the Commitment Letters prior to the Effective Time.

(d)           The Company shall use its reasonable best efforts to commence a self tender offer and consent solicitation (the “Note Tender Offer”) to repurchase any and all of the outstanding 9.75% Senior Subordinated Notes due 2012 (the “Notes”) issued by Encore IHC, Inc. (the “Issuer”) and guaranteed by the Company and certain of its subsidiaries (the “Subsidiary Guarantors”). The Company shall commence the Note Tender Offer on a date prior to, but in any event, not more than fifteen (15) days prior to, the estimated date of mailing of the Proxy Statement or on any other date designated by Parent on at least five (5) days prior notice to the Company. The Note Tender Offer shall be effected strictly pursuant to the terms and conditions set forth in Section 5.3(d) of the Company Disclosure Schedule (unless otherwise agreed to in writing by the parties), shall be conditioned on the completion of the Merger and the consummation of the Refinancing, and otherwise in compliance with applicable laws and SEC rules and regulations; provided that (A) this Agreement shall not have been terminated in accordance with Section 8.1, and (B) at the time of such commencement, Parent shall have otherwise performed or complied with, in all material respects, all of its agreements and covenants required by this Agreement to be performed on or prior to the time that the Note Tender Offer is commenced. The Company shall waive any of the conditions to the Note Tender Offer (other than the conditions that the Merger shall have been consummated and that there shall be no order or injunction prohibiting consummation of the Note Tender Offer) as may be reasonably requested by Parent and shall not, without the consent of Parent, waive any condition to the Note Tender Offer or make any changes to the terms and conditions of the Note Tender Offer other than as agreed between Parent and the Company. Notwithstanding the immediately preceding sentence, the Company need not make any change to the terms and conditions of the Note Tender Offer requested by Parent that decreases the price per Note payable in the Note Tender Offer or related consent solicitation or imposes conditions to the Note Tender Offer or related consent solicitation in addition to those set forth in Section 5.3(d) of the Company Disclosure Schedule that are materially adverse to holders of the Notes, unless such change is approved by the Company in writing.

(i)            The Company covenants and agrees that, immediately following the consent expiration date, assuming the requisite consents are received, the Company, the Issuer and the Subsidiary Guarantors shall execute a supplemental indenture to the indenture governing the Notes, which supplemental indenture shall implement the amendments described in the offer to purchase, related letter of transmittal, and other related documents (collectively, the “Offer Documents”) and shall become operative immediately at the Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Note Tender Offer). Concurrent with the Effective Time, Parent shall cause the Surviving Corporation to accept for payment and thereafter promptly pay for the Notes that have been properly tendered and not withdrawn pursuant to the Note Tender Offer.

(ii)           Promptly after the date of this Agreement, Parent shall prepare all necessary and appropriate documentation in connection with the Note Tender Offer, including the Offer Documents. Parent and the Company shall cooperate with each other in the preparation of the Offer Documents. All mailings to the holders of the Notes in connection with the Note Tender Offer shall be subject to the prior review of, and comment by, the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Note Tender Offer any information in the Offer Documents should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated to the holders of the Notes (which supplement or amendment and dissemination may, at the reasonable direction of Parent, take the form of a filing of a Report on Form 8-K). Notwithstanding anything to the contrary in this Section 5.3(d), the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable Law to the extent such Laws are applicable in connection with the Note Tender Offer. To the extent that the provisions of any applicable Law conflict with this Section 5.3(d), the Company shall comply with the applicable Law and shall not be deemed to have breached its obligations hereunder by such compliance.

(iii)          In connection with the Note Tender Offer, Parent may select one or more dealer managers, information agents, depositaries and other agents to provide assistance in connection therewith and the Company shall enter into customary agreements (including indemnities) with such parties so selected. Parent shall pay the reasonable fees and out-of-pocket expenses of any dealer manager, information agent, depositary or other agent retained in connection with the Note Tender Offer. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, the Subsidiaries, their respective officers and directors and each person, if any, who controls the Company within the meaning of Section 20 of the Exchange Act for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Note Tender Offer and the Offer Documents; provided, however, that neither Parent nor Merger Sub shall have any obligation to indemnify and hold harmless any such party or person to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred arises from disclosure provided by the Company that is determined to have contained a material misstatement or omission.

(e)           At the Closing, immediately following the consummation of the Merger, Surviving Corporation shall consummate a refinancing (the “Refinancing”) pursuant to which the Company shall (a) repurchase and retire all of the issued and outstanding Notes validly tendered and not withdrawn in the Note Tender Offer and (b) repay in full all of the outstanding principal and premium, if any, together with accrued interest and fees and all amounts under the Credit Agreement, dated as of October 4, 2004, among Encore Medical IHC, Inc., as Borrower, the Company, as Holdings, Bank of America, N.A., (“Bank of America”), as Administrative Agent, Swing Line Lender and L/C Issuer, the Other Lender Parties named therein and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager, as amended as of December 20, 2005 (the “Existing Credit Agreement”).

(f)            At or prior to the Effective Time, the Company shall use its reasonable best efforts to deliver to Parent copies of payoff letters from Bank of America acknowledging that, subject to repayment of the aggregate principal amount outstanding under the Existing Credit Agreement, together with all interest accrued thereon and any other fees or expenses payable thereunder, (i) the Existing Credit Agreement has been terminated, (ii) any and all Liens held by Bank of America or any other collateral agent under the Existing Credit Agreement related thereto have been released and (iii) the Company and its Subsidiaries have been released from any and all liabilities and obligations under the Existing Credit Agreement and any related guaranties (other than any obligations under any indemnification or similar provision that survive such termination).

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1           No Solicitation.

(a)           No Solicitation or Negotiation. During the Pre-Closing Period, the Company agrees that it and its Subsidiaries shall not, and that it shall use its commercially reasonable efforts to ensure that none of its or its Subsidiaries’ respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives collectively, “Representatives”) shall, directly or indirectly, take any of the following actions:

(i)            solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing non-public information) any inquiries or the making of any proposal or offer (including any proposal from or offer to the Company’s shareholders) with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal;

(ii)           enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information or grant access to its properties, books and records or personnel in connection with, any Acquisition Proposal; or

(iii)          terminate, release, amend, waive or modify any provision of any confidentiality, standstill or similar agreement to which it or any of its Subsidiaries is a party (or fail to take reasonable measures to enforce the provisions of any such agreements), or take any action to exempt any person (other than Parent, Merger Sub and their Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL or otherwise cause such restrictions not to apply.

Notwithstanding the foregoing, the Company may, but only prior to the approval and adoption of this Agreement at Company Meeting, to the extent failure to do so would reasonably be expected to result in a breach of the fiduciary duties to stockholders of the Company Board under applicable law, as determined in good faith by the Special Committee after consultation with outside counsel, in response to a bona fide, unsolicited written Acquisition Proposal received by the Company after the date of this Agreement that the Special Committee determines in good faith after consultation with outside counsel and its financial advisor (which shall be First Albany or another nationally recognized investment banking firm) is reasonably expected to result in a Superior Proposal, in each case, so long as such Acquisition Proposal did not result from a breach by the Company of this Section 6.1 and the Company has complied with this Section 6.1 in all material respects, (x) furnish information with respect to the Company to the person making such Acquisition Proposal and its Representatives pursuant to a customary confidentiality agreement not less restrictive of the other party than the Confidentiality Agreement, (y) participate in discussions or negotiations with such person and its Representatives regarding any Acquisition Proposal, and (z) waive any standstill provisions related to the submission of such Acquisition Proposal; provided that the Company shall substantially contemporaneously make available to Parent and Merger Sub (to the extent it has not previously done so) all nonpublic information made available to such person making such Acquisition Proposal.

(b)           No Change in Recommendation or Alternative Acquisition Agreement. During the Pre-Closing Period, neither the Company Board nor any committee thereof shall:

(i)            fail to make, withhold, withdraw or modify or change in any manner adverse to Parent, or publicly propose or resolve to fail to make, withhold, withdraw or modify or change in a manner adverse to Parent, the approval or recommendation by the Company Board or any committee thereof with respect to the Merger or the Company Voting Proposal;

(ii)           approve, recommend or take any position other than to recommend rejection (including withdrawing, modifying or changing in a manner adverse to Parent any such recommendation of rejection) of any Acquisition Proposal (either of clause (i) and/or clause (ii) of this Section 6.1(b), a “Change in the Company Recommendation”); or

(iii)          authorize, cause or permit the Company to enter into (or publicly propose that the Company enter into) any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (an “Alternative Acquisition Agreement”) with respect to any Acquisition Proposal or authorize, approve or publicly recommend or propose to approve or recommend any Acquisition Proposal or any agreement, understanding or arrangement relating to any Acquisition Proposal (or resolve or authorize or propose to agree to do any of the foregoing actions), except for a confidentiality agreement referred to in Section 6.1(a) entered into in the circumstances referred to in Section 6.1(a).

Notwithstanding the foregoing, if at any time prior to the approval and adoption date of this Agreement at the Company Meeting only, the Company receives an unsolicited Superior Proposal and the Special Committee determines in good faith, after consultation with its outside legal counsel, that failure to take action would reasonably be expected to result in a breach of the fiduciary duties to the stockholders by the Special Committee under applicable law, following expiration of the Notice Period (as defined below) the Special Committee may (A) effect a Change in the Company Recommendation or (B) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided that the Special Committee may not effect such Change in the Company Recommendation pursuant to the foregoing clause (A) or terminate this Agreement pursuant to the foregoing clause (B) unless:

(u)           the Company has complied in all material respects with, and the Acquisition Proposal was not a result of a breach by the Company of, Section 6.1;

(v)           the Special Committee shall have first provided prior written notice to Parent that it is prepared to effect a Change in the Company Recommendation in response to a Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall attach the most current version of any proposed written agreements relating to the transaction that constitutes such Superior Proposal, including the identity of the person making such Superior Proposal and shall promptly notify Parent of any material revisions to the Superior Proposal;

(w)          Parent and its Representatives shall have had three (3) Business Days following receipt of such notice from the Company (or longer period if extended by the mutual agreement of the Company and Parent) (the “Notice Period”) to make a proposal (if Parent desires) to modify the terms of this Agreement;

(x)            following receipt of any such proposal with respect to modifications to the terms of this Agreement by Parent, the Company and its Representatives shall have negotiated in good faith with Parent and its Representatives (if Parent desires to so negotiate) to make such modifications to the terms of this Agreement as would make the relevant Acquisition Proposal no longer a Superior Proposal;

(y)           after the Company and its Representatives shall have negotiated in good faith with Parent and its Representatives to make such modifications to the terms of this Agreement as would make the relevant Acquisition Proposal no longer a Superior Proposal, the Special Committee shall have again determined in good faith, after consultation with its outside legal counsel and financial advisor (which shall be First Albany or another nationally recognized investment banking firm), and after taking into account any such modifications proposed by Parent, that failure to effect a Change in the Company Recommendation in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal would reasonably be expected to be a breach of its fiduciary duties to stockholders under applicable Law; and

(z)            with respect to a termination of this Agreement by the Company pursuant to clause (B) of this Section 6.1(b), the Company shall have paid the Termination Fee pursuant to Section 8.3(b), prior to, and as a condition of, such termination.

The Company shall be required to deliver a new written notice in the event of any material revisions to the Superior Proposal, in which event a new Notice Period shall commence following receipt of such new written notice by Parent.

(c)           Notices to Parent. The Company shall as promptly as possible (but in any event within forty-eight (48) hours) provide oral and written notice to Parent of receipt by the Company of any Acquisition Proposal, any inquiry with respect to, or any request for nonpublic information in connection with, any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal, inquiry or request and the identity of the person making any such Acquisition Proposal, inquiry or request and shall keep Parent informed on a current basis of the status thereof and of any material communications, material modifications or material developments with respect to such Acquisition Proposal, inquiry or request, including, without limitation, copies of all Acquisition Proposals, inquiries or requests and written information relating thereto, including draft agreements, term sheets and material communications. The Company agrees that it and its Subsidiaries will not enter into a confidentiality agreement with any person subsequent to the date of this Agreement that prohibits the Company from providing such information to Parent.

(d)           Certain Permitted Disclosure. Nothing contained in this Section 6.1 or in Section 6.3 (or elsewhere in this Agreement) shall be deemed to prohibit the Company from complying in good faith with respect to a tender or exchange offer contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act; provided, however, that neither the Company nor Company Board nor any committee thereof shall (i) recommend that the stockholders of the Company tender or exchange their shares of Company Common Stock in connection with any such tender or exchange offer (or otherwise approve or recommend any Acquisition Proposal) or (ii) withhold, withdraw or modify the Company Board’s recommendation with respect to the Merger or the Company Voting Proposal, unless in each case the requirements of this Section 6.1 shall have been satisfied.

(e)           Cessation of Ongoing Discussions. The Company shall inform its Representatives of the obligations undertaken in this Section 6.1 promptly following the date of this Agreement. The Company shall, and shall direct its Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal and shall request that all confidential information previously furnished to any such third parties be promptly returned or destroyed.

(f)            Definitions. For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer (i) relating to a merger, reorganization, consolidation, dissolution, sale of substantial assets, tender offer, exchange offer, recapitalization, liquidation, dissolution, joint venture, share exchange or other business combination involving the Company or any of its Subsidiaries, (ii) for the issuance by the Company of 20% or more of its equity securities or (iii) to acquire in any manner, directly or indirectly, 20% or more of the capital stock or assets of the Company or any of its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means any unsolicited, bona fide written proposal, which was not obtained in violation of this Section 6.1, made by a third party to acquire, directly or indirectly, at least 90% of the equity securities or all or substantially all of the assets of the Company, pursuant to a tender or exchange offer, a merger, a consolidation or a sale of its assets, (i) which the Special Committee determines in its good faith reasonable judgment (after consultation with its legal and financial advisor, such financial advisor which shall be First Albany or another nationally recognized investment banking firm) would, if consummated, result in a transaction that is (A) more favorable to the holders of Company Common Stock from a financial point of view than the transactions contemplated by this Agreement (including any proposal by Parent to amend the terms of this Agreement), taking into account all the terms and conditions of such proposal and this Agreement and other factors reasonably deemed relevant by the Special Committee and (B) reasonably capable of being completed on the terms proposed, in each case taking into account all financial (including the financing terms of such proposal), regulatory, legal (with the advice of outside counsel) and other aspects of such proposal, and (ii) which has no financing condition.

6.2           Proxy Statement.

(a)           As promptly as practicable after the execution of this Agreement, the Company, in cooperation with Parent, shall prepare and, on or before August 14, 2006 (the “Final Proxy Filing Date”), As promptly as practicable after the execution of this Agreement, the Company, in cooperation with Parent, shall prepare and, on or before August 14, 2006, shall file with the SEC the Proxy Statement. Subject to Section 6.1(a), the Company, acting through the Company Board, shall include in the Proxy Statement the recommendation of the Company Board that the stockholders of the Company vote in favor of the Merger and the adoption of this Agreement (the “Company Recommendation”). The Company shall respond to any comments of the SEC or its staff and shall cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time after the resolution of any such comments. The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement. The Company shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.2 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, Parent or the Company, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement. Notwithstanding the foregoing, the Company shall not file with the SEC or mail to its stockholders the Proxy Statement, any amendment thereto, any other soliciting material or any such other documents without Parent’s prior approval (which shall not be unreasonably withheld), except that such approval shall not be required for filings or mailings necessitated by a Change in Company Recommendation made in accordance with Section 6.1.

(b)           The Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to the Company’s stockholders and at the time of the Company Meeting or the date of any amendment thereof or supplement thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Parent agrees, as to itself and Merger Sub, that none of the information supplied or to be supplied by it or its Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to the Company’s stockholders and at the time of the Company Meeting or the date of any amendment thereof or supplement thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the Company, Parent and Merger Sub agree to correct any information provided by it for inclusion in the Proxy Statement which shall have become false or misleading.

6.3           Stockholders Meeting.

(a)           The Company, acting through the Company Board and/or the Special Committee, shall take all actions in accordance with applicable law, the Company Charter Documents and the rules of The NASDAQ National Market to promptly and duly call, give notice of, convene and hold as promptly as practicable the Company Meeting for the purpose of considering and voting upon the Company Voting Proposal. Subject to Section 6.1, (i) the Company Board shall recommend approval of the Company Voting Proposal by the stockholders of the Company and include such recommendation in the Proxy Statement, (ii) the Company Board shall not withhold, withdraw or modify in a manner adverse to Parent, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to Parent, the recommendation of the Company Board that the Company’s stockholders vote in favor of the Company Voting Proposal, and (iii) the Company shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the Company Voting Proposal and shall take all other action reasonably necessary or advisable to secure the vote or consent of the stockholders of the Company required by the rules of The NASDAQ National Market or the DGCL to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company, with the prior approval of Parent may adjourn or postpone the Company Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders or, if as of the time for which the Company Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting.

(b)           Prior to the termination of this Agreement in accordance with Section 8.1, (i) nothing contained in this Agreement shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 6.3(a) of this Agreement and (ii) the Company shall not submit to the vote of its stockholders any Acquisition Proposal other than the transactions contemplated by this Agreement.

6.4           NASDAQ Quotation. The Company agrees to use its reasonable best efforts to remove from quotation the Company Common Stock on The NASDAQ National Market effective as of the Effective Time.

6.5           Access to Information. During the Pre-Closing Period, the Company shall (and shall cause each of its Subsidiaries to) afford to Merger Sub’s officers, employees, accountants, counsel, potential funding sources, placement agents, financing representatives and other Representatives, reasonable access, upon reasonable notice, during normal business hours and in a manner that does not unreasonably disrupt or interfere with business operations, to all of its properties, books, contracts, commitments, personnel and records as Merger Sub shall reasonably request, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) (a) furnish promptly to Merger Sub, its accountants, counsel, potential funding sources, placement agents and other Representatives (x) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (y) all other information concerning its business, finances, operations, properties, assets and personnel as Merger Sub may reasonably request and (b) will instruct the Company’s employees and Representatives to cooperate with Merger Sub in its investigation of the business of the Company and its Subsidiaries. Parent and Merger Sub will hold any such information, and will cause all of its accountants, counsel, potential funding sources, placement agents and other Representatives to hold any such information, that is nonpublic in confidence in accordance with the Confidentiality Agreement and shall be jointly and severally liable as if it were an original party thereto.

6.6           Legal Requirements.

(a)           Subject to the terms hereof, including Sections 6.2, 6.3 and 6.6(b), the Company, Parent and Merger Sub shall, and the Company shall cause its Subsidiaries to, each use their reasonable best efforts to:

(i)            take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;

(ii)           as promptly as reasonably practicable, provide notice to and, as applicable, obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or Orders required to be obtained or made by the Company, Parent or Merger Sub or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including those set forth in Section 3.4(c)(vii) of the Company Disclosure Schedule; provided that in connection therewith, without the prior written consent of Merger Sub which shall not be unreasonably withheld, none of the Company or its Subsidiaries will make or agree to make any material payment or accept any material conditions or obligations, including amendments to existing conditions and obligations;

(iii)          as promptly as reasonably practicable, make all necessary filings, notifications, and thereafter make any other required submissions, with respect to this Agreement and the Merger with any Governmental Entity or other third party that may be necessary for the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including those required under (A) the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable law; and

(iv)          execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

The Company, Parent and Merger Sub shall cooperate with each other in connection with the making of all such filings. The Company, Parent and Merger Sub shall each use their reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Proxy Statement) in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Parent, Merger Sub and the Company agree that nothing contained in this Section 6.6(a) shall modify or affect their respective rights and responsibilities under Section 6.6(b).

(b)           The Parent, Merger Sub and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their reasonable best efforts to prepare, within the applicable regulatory deadlines, any required merger notifications or obtain any government clearances or approvals required for Closing under the HSR Act and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under any Antitrust Law (an “Antitrust Order”). The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. Without limiting the generality of the foregoing, neither the Parent, Merger Sub, nor any of its Affiliates (or any of their respective subsidiaries) nor (unless such action is conditioned upon the Closing) the Company or any of its Affiliates, shall, under this Section 6.6(b), be required to (i) effect any sale, divestiture or disposition of existing or acquired assets or businesses, or (ii) take or agree to take any other action or agree to any limitation that (A) adversely affects any of the Parent’s, Merger Sub’s, the Company’s and any of its Subsidiaries’ or any of their Affiliates’ existing or acquired businesses, or (B) would have a materially adverse effect on any material benefit the Purchaser or the Company or its stockholders seek to receive from the transactions contemplated by this Agreement.

(c)           Notwithstanding anything in this Agreement to the contrary, neither Company, Parent, Merger Sub nor any of their respective Affiliates shall be under any obligation to take any action under this Section if the United States Department of Justice or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger.

6.7           Public Disclosure. The parties shall cooperate in the Company’s preparation and prompt issuance of a mutually acceptable press release announcing the execution of this Agreement; provided, that filing of a Current Report on Form 8-K with the SEC including as an exhibit thereto a copy of this Agreement shall be the Company’s responsibility. Thereafter, prior to the Closing or termination of this Agreement, the parties shall not issue any report, statement or press release or otherwise make any public statements with respect to this Agreement and the transactions contemplated by this Agreement without the prior approval of the other party, except as may be required by law or the rules and regulations of The NASDAQ National Market or in connection with the enforcement of this Agreement, in which case the parties will use their reasonable best efforts to reach mutual agreement as to the language of any such report, statement or press release in advance of publication. The Company and Merger Sub, and Merger Sub and the Company shall consult with the other party before issuing any other press release or otherwise making any public statement with respect to the Merger or this Agreement.

6.8           Indemnification.

(a)           From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL for officers and directors of Delaware corporations. Each Indemnified Party will be entitled, subject to applicable law, to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from the Surviving Corporation within ten (10) Business Days of receipt by Merger Sub or the Surviving Corporation from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)           The certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its Subsidiaries than are presently set forth in the Company Charter Documents, which provisions shall not be amended, modified or repealed for a period of six (6) years time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of the Company, unless such amendment, modification or repeal is required by applicable law after the Effective Time.

(c)           The Surviving Corporation shall maintain at no expense to the beneficiaries, in effect for six (6) years from the Effective Time “tail” insurance or other insurance policies with respect to directors’ and officers’ liability insurance with respect to matters existing or occurring at or prior to the Effective Time in an amount and scope at least as favorable as the coverage applicable to directors and officers as of the date hereof under the Company’s directors’ and officers’ liability insurance policy; provided that if such “tail” or other policies are not available at an annual cost not greater than 175% of the annual premiums paid as of the date hereof under such policy (the “Insurance Cap”) (which premium the Company hereby represents and warrants is as set forth in Section 6.8(c) of the Company Disclosure Schedule), then the Surviving Corporation shall cause to be obtained as much comparable insurance as can reasonably be obtained in its good faith judgment at a cost up to but not exceeding the Insurance Cap.

(d)           The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of the Company by law, charter, statute, by-law or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

(e)           Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its Subsidiaries any of their officers, directors or employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under such policies.

(f)            This Section 6.8 is intended to be for the benefit of, and shall be enforceable by the Indemnified Parties and their heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. In the event the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then, and in each case, and as a condition to Surviving Corporation entering into such consolidation, merger or transfer of properties and assets, proper provision shall be made so that the successor and assign of the Surviving Corporation shall honor the obligations set forth with respect to the Surviving Corporation in this Section 6.8.

(g)           The obligations of Parent and the Surviving Corporation under this Section 6.8 shall not be terminated or modified by Parent or the Surviving Corporation in a manner as to adversely affect any Indemnified Party to whom this section applies without the prior written consent of the affected Indemnified Party.

6.9           Notification of Certain Matters. During the Pre-Closing Period, Merger Sub shall give prompt notice to the Company, and the Company shall give prompt notice to Merger Sub, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time during the Pre-Closing Period, or (b) any material failure of Parent, Merger Sub or the Company, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to prevent or materially delay the Closing. Notwithstanding the above, the delivery of any notice pursuant to this Section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

6.10         Exemption from Liability Under Section 16. Prior to the Closing, the Company shall take all such steps as may be reasonably required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) which will result from the transactions contemplated by Articles I and II of this Agreement by each officer or director who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

6.11         Resignations. The Company shall obtain and deliver to Merger Sub at the Closing evidence reasonably satisfactory to Merger Sub of the resignation, effective as of the Effective Time, of all directors of the Company and its Subsidiaries (except those designated by Merger Sub to the Company in writing prior to the Closing).

6.12         Transfer Taxes The Company, Parent and Merger Sub shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and the parties shall cooperate in attempting to minimize the amount of Transfer Taxes.

6.13         Takeover Statutes. If any takeover statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of the parties and their respective boards of directors shall (a) take all necessary action to ensure that such transactions contemplated hereby may be consummated as promptly as reasonably practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

6.14         Employee Matters.

(a)           Without limiting any additional rights that any Company Employee may have under any Company Plan or Contract, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for active Company Employees, unless consented to by the Executive Officers with respect to themselves (i) compensation levels (such term to include salary, bonus opportunities, commissions and severance) that in the aggregate are no less favorable than the overall compensation levels maintained for and provided to such Company

Employees immediately prior to the Effective Time, and (ii) benefits (and the costs thereof) provided under Company Plans that in the aggregate are no less favorable than the benefits (and the costs thereof) disclosed in Section 3.15(a) of the Company Disclosure Schedule; provided, however, subject to the foregoing, that nothing herein shall prevent the amendment or termination of any Company Plan or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary in each case solely to conform with applicable law.

(b)           As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give active Company Employees full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans), under any employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company and its Subsidiaries and their respective predecessors or any other entities for which the Company or its Subsidiaries gave credit (each, a “Parent Plan”) to the same extent recognized by the Company and its Subsidiaries under the corresponding Employee Plan (if any) prior to the Effective Time. In addition, with respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent shall cause or shall cause the Surviving Corporation to (i) cause there to be waived any pre-existing condition, exclusions, actively at work requirements, insuitability requirements or other eligibility limitations and (ii) give effect, in determining any deductible, co-insurance, and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees and their dependents under corresponding plans maintained by the Company and its subsidiaries immediately prior to the Effective Time. The provisions of this Section 6.14 shall also apply to employees of the Company or its Subsidiaries who are on disability or leave of absence and their dependents.

(c)           The Company and Parent acknowledge and agree that all provisions contained herein with respect to Company Employees are included for the sole benefit of the Company, its Subsidiaries and Parent and shall not create any right (i) in any other Person, including, Company Employees, Company Plans or any beneficiary thereof or (ii) to continued employment with Parent, the Surviving Corporation, the Company, its Subsidiaries or any of their respective Affiliates.

6.15         SEC Filings; Financial Statements.

(a)           During the Pre-Closing Period, the Company shall file all Company SEC Reports required to be filed by the Company. Each Company SEC Report (i) shall be filed on a timely basis, (ii) shall comply, when filed, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, each as in effect on the date filed, and (iii) shall not when filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in each such Company SEC Report or necessary in order to make the statements in each such Company SEC Report, in the light of the circumstances under which they were made, not misleading.

(b)           Each of the consolidated financial statements (including, in each case, any related notes and schedules) to be contained in the Company SEC Reports to be filed pursuant to Section 6.15(a) above: (i) shall comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (ii) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q (or to the extent filed only on Form 8-K as permitted by Form 8-K) under the Exchange Act); and (iii) shall fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that unaudited interim financial statements shall be subject to normal year-end adjustments that are not material in amount.

6.16         Compex Sale. Prior to the Closing, the Company will use reasonable best efforts to close the sale of the United States consumer Slendertone business on terms and conditions no less favorable to the Company in the aggregate than those set forth in Section 6.16 of the Company Disclosure Schedule or on such other terms and conditions as shall be reasonably satisfactory to Parent and Merger Sub.

ARTICLE VII
CONDITIONS TO MERGER

7.1           Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a)           Stockholder Approval. The Company Voting Proposal shall have been approved and adopted at the Company Meeting, at which a quorum is present, by the Required Company Stockholder Vote.

(b)           HSR Act and Applicable Foreign Antitrust Laws. All waiting periods (and any extensions thereof) applicable to, or approval required for, the consummation of the Merger under the HSR Act and the foreign Antitrust Laws listed in clause (x) of Section 3.4(c)(i) of the Company Disclosure Schedule shall have expired or otherwise been terminated, or have been obtained, as the case may be.

(c)           Governmental Approvals. Other than the filing of the Certificate of Merger, all authorizations, consents, Orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity in connection with the Merger and the consummation of the other transactions contemplated by this Agreement listed in Section 3.4(c)(vii) of the Company Disclosure Schedule shall have been filed or been obtained.

7.2           Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Parent or Merger Sub:

(a)           Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (without regard to any materiality or Company Material Adverse Effect qualifications or similar exceptions or qualifications contained therein) shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties (without regard to any materiality or Company Material Adverse Effect qualifications or similar exceptions or qualifications contained therein) shall be true and correct as of such date) except where the failure to be true and correct, individually or in the aggregate, has not had, and would not reasonably be likely to result in, a Company Material Adverse Effect; provided, however that (A) the representations and warranties set forth in Section 3.2 (other than clause (b) thereof) shall be true and correct in all respects (except for immaterial deviations) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all respects (except for immaterial deviations) as of such date); and (B) the representations and warranties set forth in Sections 3.5(a) and 3.5(b), shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date); and (ii) Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(b)           Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date; and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(c)           No Restraints. (i) No Governmental Entity of competent jurisdiction shall have enacted, issued, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect which would, and (ii) there shall not be instituted or pending any action or proceeding in which any Governmental Entity seeks to, (A) make the Merger illegal or otherwise challenge, restrain or prohibit consummation of the Merger, (B) prohibit or limit in any material respect (x) Parent’s ability to vote, control, receive dividends with respect to or otherwise exercise Parent’s ownership rights with respect to the stock of the Surviving Corporation or any of its Subsidiaries or (y) Parent’s ability to effectively control or otherwise exercise ownership rights with respect to the business or operations of the Company or its Subsidiaries, (C) cause the transactions contemplated by this Agreement to be rescinded following consummation or (D) compel the Company, Parent, Merger Sub or any of their respective subsidiaries to dispose of or hold separate any significant portion of the business or assets of the Company, Parent, Merger Sub or any of their respective Subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement.

(d)           No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred (i) any state of facts, change, development, event, effect, condition or occurrence that, individually or in the aggregate, has had or is reasonably likely to result in a Company Material Adverse Effect or (ii) any (a) restatement occurring after the date of this Agreement and arising out of errors (for the avoidance of doubt, not to include reclassifications) of any quarterly or annual financial statements filed with the Securities and Exchange Commission of either or both Company or Compex, or (b) restructuring  charges, non-recurring charges, increase in reserves or write-offs, either on the Compex or Company financial statements filed with the Securities and Exchange Commission, which arose as a result of the Company’s adjustment of the balance sheet of Compex as of February 25, 2006 or the audit related thereto, with the net effect of (a) and (b) in the aggregate being a reduction in the combined EBITDA (as defined in the Debt Commitment Letter)  or net income before income taxes of the Company and/or Compex for the periods commencing after December 31, 2004 and concluding July 1, 2006, by more than $11.2 million; provided however, that charges for (x) in-process research and development expenses not to exceed $4,016,000, and (y) charges related to an increase in the fair market value of the Compex inventory as of the date of the acquisition of Compex by the Company not to exceed $1,123,000, shall be excluded from this calculation.

(e)           Note Tender Offer. At or prior to the Closing, a majority in principal amount of Notes specified in Section 5.3(d) of the Company Disclosure Schedule shall have been tendered and the holders thereof shall have consented to the indenture modifications set forth in the Note Tender Offer, and the Company, the Issuer, the Subsidiary Guarantors and the trustee under the indenture for the Notes shall have executed and delivered the supplemental indenture described in Section 5.3(d) of the Company Disclosure Schedule, which shall become operative upon acceptance of the Notes for payment pursuant to the Note Tender Offer.

(f)            Dissenters’ Rights. The aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have exercised dissenters’ rights or provided notice of intent to exercise dissenters’ rights in accordance with the provisions of Section 262 of the DGCL shall constitute less than ten percent (10%) of the shares of Company Common Stock outstanding as of the date of this Agreement as set forth in Section 3.2.

7.3           Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Company:

(a)           Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement (without regard to any materiality or Parent Material Adverse Effect qualifications or similar exceptions or qualifications contained therein) shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties (without regard to any materiality or Parent Material Adverse Effect qualifications or similar exceptions or qualifications contained therein) shall be true and correct as of such date) except where the failure to be true and correct, individually or in the aggregate, has not had, and would not reasonably be likely to result in, a Parent Material Adverse Effect; and (ii) the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by the chief executive officer or the chief financial officer of Parent and Merger Sub to such effect.

(b)           Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by the chief executive officer or the chief financial officer of Parent and Merger Sub to such effect.

(c)           No Restraints. (i) No Governmental Entity of competent jurisdiction shall have enacted, issued, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect which would, and (ii) there shall not be instituted or pending any action or proceeding in which any Governmental Entity seeks to, (A) make the Merger illegal or otherwise challenge, restrain or prohibit consummation of the Merger, or (B) cause the transactions contemplated by this Agreement to be rescinded following consummation.

(d)           Solvency Opinion. The Special Committee shall have received the written opinion of any one of CBIZ, Inc., Houlihan Lokey Howard & Zukin or Murray, Devine & Company, to be selected by Parent, confirming the Solvency (with such minor modifications to such defined concept as are necessary to conform to the selected firm’s customary practices) of the Surviving Corporation as of the Effective Time.

ARTICLE VIII
TERMINATION AND AMENDMENT

8.1           Termination. This Agreement may be terminated at any time prior to the Effective Time (whether before or after the Company Meeting with respect to Sections 8.1(b) through 8.1(g)), by written notice by the terminating party to the other party specifying the provision hereof pursuant to which such termination is effected:

(a)           by mutual written consent of Merger Sub and the Company; or

(b)           by either Merger Sub or the Company if the Merger shall not have been consummated by January 31, 2007 (the “Outside Date”) (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of the failure of the Merger to occur on or before the Outside Date); or

(c)           by either Merger Sub or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

(d)           by either Merger Sub or the Company if, at the Company Meeting at which a vote on the Company Voting Proposal is taken, the Required Company Stockholder Vote in favor of the adoption of the Company Voting Proposal shall not have been obtained;

provided that the right to terminate under this Section 8.1(d) shall not be available to the Company if the Company is in breach of its obligations under Sections 6.1, 6.2 or 6.3; or

(e)           by Merger Sub, if: (i) the Company Board shall have failed to include the Company Recommendation in the Proxy Statement or shall have effected a Change in the Company Recommendation; (ii) the Company Board shall have approved or recommended to the stockholders of the Company an Acquisition Proposal; (iii) the Company shall have failed to call the Company Meeting in accordance with Section 6.3 or shall have failed to deliver the Proxy Statement in accordance with Section 6.2 in material breach of either such Section and such failure shall not be due to any material breach by Parent or Merger Sub of their obligations under Section 6.2(b) or (iv) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been commenced (other than by Parent or Merger Sub or their respective Affiliates) and the Company Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer or within ten (10) Business Days after the commencement of such tender or exchange offer, the Company Board fails to recommend rejection (or subsequently modifies a recommendation of rejection) of such offer; or

(f)            by Merger Sub, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied, and (ii) shall not have been cured within thirty (30) days following receipt by the Company of written notice of such breach or failure to perform from Merger Sub, or which by its nature or timing cannot reasonably be cured by the Outside Date;

(g)           by the Company, if (x) there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied, and (ii) shall not have been cured within thirty (30) days following receipt by Parent or Merger Sub, as the case may be, of written notice of such breach or failure to perform from the Company or which by its nature or timing cannot reasonably be cured by the Outside Date; or (y) Parent or Merger Sub fail to consummate the Merger on the Closing Date under circumstances in which the conditions set forth in Section 7.1 and 7.2 have then been satisfied (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing); or

(h)           by the Company, prior to the Company Meeting, under the circumstances and to the extent permitted, and subject to the terms and conditions of, Section 6.1(b) and provided that the Termination Fee referenced in Section 8.3(b)(ii) shall have been paid by the Company to such person or person(s) as shall have been designated in writing by Parent.

8.2           Effect of Termination.

If this Agreement is terminated pursuant to this Article VIII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or Representative of such party), except (i) as provided in Section 8.3 and (ii) subject to the limitation set forth in Section 9.11(b), each party will be fully liable for any liabilities incurred or direct damages actually suffered (excluding any indirect, punitive, consequential, special or incidental damages) and incurred by the other parties as a result of such first party’s willful failure to perform its covenants or willful breach of its representations or warranties contained in this Agreement. Notwithstanding the foregoing, the provisions of Sections 5.2 (Confidentiality), this Section 8.2 (Effect of Termination), Section 8.3 (Fees and Expenses), and Article IX (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

8.3           Fees and Expenses.

(a)           Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

(b)           The Company shall pay to such person or person(s) as shall be designated in writing by Parent a termination fee in an amount equal to $12 million the (“Termination Fee”), if:

(i)            this Agreement is terminated pursuant to Section 8.1(e); or

(ii)           immediately prior to termination of this Agreement pursuant to Section 8.1(h); or

(iii)          if (A) this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(f) and at any time after the date hereof and prior to such termination any Acquisition Proposal shall have been made known to the Company or publicly disclosed, and (B) within 12 months after any such termination, the Company or any of its Affiliates consummates, or becomes a party to any Alternative Acquisition Agreement with respect to, any Acquisition Proposal (which need not be the same Acquisition Proposal that was made or publicly disclosed prior to the Company Meeting).

The Termination Fee due under Section 8.3(b)(i) shall be paid by the Company to Parent, or such person or person(s) as shall be designated in writing by Parent, by wire transfer of same-day funds within two (2)  Business Days following termination of this Agreement. The Termination Fee due under Section 8.3(b)(ii) shall be paid by the Company to Parent, or such person or person(s) as shall be designated in writing by Parent, immediately prior to termination of this Agreement pursuant to Section 8.1(h). The Termination Fee due under Section 8.3(b)(iii) shall be paid to Parent, or such person or person(s) as shall be designated in writing by Parent, by wire transfer of same-day funds within two (2) Business Days following the entry into the Alternative Acquisition Agreement or, in the absence thereof, the consummation of the Acquisition Proposal, as applicable.

(c)           If (i) the Company terminates this Agreement pursuant to Section 8.1(g)(y) as a result of a breach by Parent or Merger Sub of its respective obligation to effect the Closing pursuant to Section 1.2 and satisfy its obligations under Section 1.2, including delivering or making available sufficient funds to make all payments pursuant to Section 1.2, (ii) Parent and Merger Sub fail to effect the Closing and satisfy such obligations because of a failure to receive the proceeds of one or more of the Debt Financings contemplated by the Debt Commitment Letter and (iii) at the time of such termination and failure, the conditions set forth in Section 7.1 and 7.2 have then been satisfied (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), then Parent shall pay $12 million (the “Parent Termination Fee”) to the Company or such person or person(s) as shall be designated in writing by Parent, by wire transfer of same-day funds within one Business Day following such termination.

(d)           The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Payment of the Termination Fee described in Section 8.3(b) shall not be in lieu of damages incurred in the event of a breach of this Agreement described in clause (ii) of Section 8.2 or alter the rights of Parent and Merger Sub set forth in Section 9.11(a), but is otherwise the sole and exclusive remedy of Parent and Merger Sub in connection with any termination of this Agreement on the bases specified in Section 8.3(b). Payment of the Parent Termination Fee described in Section 8.3(c) shall not be in lieu of damages incurred in the event of a breach of this Agreement described in clause (ii) of Section 8.2 (other than Parent’s and Merger Sub’s failure, in and of itself, to satisfy their respective obligations to effect the Closing pursuant to Section 1.2 and satisfy their obligations under Section 1.2, including delivering or making available sufficient funds to make all payments pursuant to Section 1.2), but is otherwise the sole and exclusive remedy of the Company in connection with any termination of this Agreement on the bases specified in Section 8.3(b).

8.4           Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.5           Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, or in the case of the Company, the Board of Directors, or the Special Committee, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX
MISCELLANEOUS

9.1           Survival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants, agreements and other provisions contained herein or in any instrument delivered pursuant to this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time, including the agreements contained in Article II, Section 6.8, and Article IX.

9.2           Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below:

(a)

if to Parent or Merger Sub, to

c/o The Blackstone Group
345 Park Avenue, 31st Floor
New York, New York 10154
Attn: Chinh E. Chu
Telecopy: (212) 583-5573

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attn: William R. Dougherty, Esq.
Telecopy: (212) 455-2502

(b)

if to the Company, to

Encore Medical Corporation
9800 Metric Blvd.
Austin, Texas 78758
Attn: Harry L. Zimmerman, Esq.
Telecopy: (512) 834-6300

with copies to:

Fulbright & Jaworski L.L.P.
600 Congress Ave., Suite 2400

Austin, Texas 78701-2978
Attn: Darrell R. Windham, Esq.
Telecopy: (512) 536-4598

and

Powell Goldstein LLP
1201 West Peachtree Street, NW
Fourteenth Floor
Atlanta, Georgia 30309-3488
Attn: Rick Miller, Esq.
Telecopy: (404) 572-6999

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

9.3           Entire Agreement. This Agreement (including the Schedules and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

9.4           No Third Party Beneficiaries. Except as provided in Section 6.8 (with respect to which the Indemnified Parties shall be third party beneficiaries), this Agreement is not intended, and shall not be deemed, to (i) confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, (ii) create any agreement of employment with any person or (iii) otherwise create any third-party beneficiary hereto.

9.5           Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that notwithstanding the foregoing, Parent or Merger Sub may assign their respective rights and obligations hereunder to any Affiliate of Blackstone Capital Partners V L.P. without the prior written consent of the other parties hereto; provided further that no such assignment shall relieve Parent or Merger Sub of their respective obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

9.6           Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity, legality or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid, illegal or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid, legal and enforceable and that comes closest to expressing the intention of the invalid, illegal or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid, illegal or unenforceable term or provision with a valid, legal and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable term.

9.7           Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” unless preceded by a negative predicate. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

9.8           Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).

9.9           Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the personal jurisdiction of any Delaware state or United States federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.2.

Nothing in this Section 9.9, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

9.10         Waiver of Jury Trial. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARENT, THE BUYER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.11         Specific Performance; Maximum Liability; No Liability of Parent or Merger Sub. (a) The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Article VIII, Parent and Merger Sub will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The parties agree that the Company shall not be entitled to an injunction or injunctions to prevent any breach of this Agreement by any of Parent or Merger Sub or to enforce specifically any term or any provision of this Agreement; provided, however the Company shall be entitled to specific performance against Parent or Merger Sub to prevent any breach by Parent or Merger Sub of their confidentiality obligations under Section 5.2.

(b) Notwithstanding anything in this Agreement to the contrary, the Company agrees that (i) to the extent the Company has incurred any losses or damages in connection with this Agreement to which it is entitled to recovery hereunder, (A) the maximum aggregate liability of Parent and Merger Sub and their respective Representatives and Affiliates for such losses or damages, if liable therefor, will be limited to an amount equal to $64 million in the aggregate, and (B) in no event will the Company seek to recover any money damages in excess of such amount from Parent, Merger Sub, or any of their respective Representatives and Affiliates in connection therewith and (C) neither Parent nor Merger Sub nor any of their Affiliates or Representatives will have any liability whatsoever to any Affiliate of the Company or any of the Company’s shareholders or Representatives, nor will any Affiliate of the Company or any of the Company’s shareholders or Representatives be entitled to seek to recover any damages from Parent, Merger Sub, or any of their respective Representatives and Affiliates in connection therewith and (ii) in the event the Effective Time occurs, (A) neither Parent nor Merger Sub shall have any liability or obligation to the Surviving Corporation under any theory of law, whether contract, tort or otherwise and (B) from and after the Effective Time, neither Parent nor Merger Sub shall have any obligation to any party hereunder, except as set forth in Section 6.8.

9.12         Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

GRAND SLAM HOLDINGS, LLC

By:	/s/ Chinh E. Chu
Name:
Title:

GRAND SLAM ACQUISITION CORP.

By:	/s/ Chinh E. Chu
Name:
Title:

ENCORE MEDICAL CORPORATION

By:	/s/ Kenneth Davidson
	Name:	Kenneth Davidson
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

[Form of Certificate of Incorporation]